UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 5, 2021

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the UBS AG audited standalone financial statements for the year ended 31 December 2020, as well as the consent of Ernst & Young Ltd. with respect thereto, which appear immediately following this page.

UBS AG

Standalone financial statements and regulatory information
for the year ended 31 December 2020

Table of contents

2	UBS AG standalone financial statements (audited)

40	UBS AG standalone regulatory information

UBS AG standalone financial statements (audited)

UBS AG standalone financial statements
(audited)

Income statement
		USD million		CHF million
		For the year ended		For the year ended
	Note	31.12.20	31.12.19	31.12.20	31.12.19
Interest and discount income[1]		4,699	7,421	4,406	7,380
Interest and dividend income from trading portfolio[1]		2,000	3,322	1,869	3,300
Interest and dividend income from financial investments		266	470	251	467
Interest expense[2]		(5,701)	(10,474)	(5,357)	(10,427)
Gross interest income		1,264	739	1,169	721
Credit loss (expense) / release	2b, 12	(548)	(43)	(498)	(43)
Net interest income		716	695	671	677
Fee and commission income from securities and investment business and other fee and commission income		3,580	3,164	3,343	3,146
Credit-related fees and commissions		223	154	209	153
Fee and commission expense		(644)	(674)	(599)	(670)
Net fee and commission income		3,160	2,643	2,953	2,629
Net trading income	3	4,323	3,337	4,060	3,342
Net income from disposal of financial investments		152	100	142	97
Dividend income from investments in subsidiaries and other participations		3,214	3,508	2,995	3,537
Income from real estate holdings		532	532	497	530
Sundry ordinary income	4	1,288	1,479	1,202	1,472
Sundry ordinary expenses	4	(434)	(321)	(404)	(322)
Other income from ordinary activities		4,752	5,298	4,432	5,314
Total operating income		12,951	11,975	12,116	11,962
Personnel expenses	5	3,545	3,330	3,323	3,310
General and administrative expenses	6	3,662	3,676	3,413	3,650
Subtotal operating expenses		7,207	7,006	6,736	6,960
Impairment of investments in subsidiaries and other participations		134	206	127	202
Depreciation, amortization and impairment of property, equipment, software, goodwill and intangible assets	7	917	762	850	755
Changes in provisions and other allowances and losses		112	112	101	108
Total operating expenses		8,370	8,086	7,814	8,026
Operating profit		4,581	3,889	4,302	3,935
Extraordinary income	8	435	204	403	199
Extraordinary expenses	8	0	1	0	1
Tax expense / (benefit)	9	476	245	440	244
Net profit / (loss)		4,539	3,848	4,265	3,890

1 Interest income includes negative interest income of approximately USD 0.4 billion (CHF 0.4 billion) for the year ended 31 December 2020 (approximately USD 0.4 billion (CHF 0.4 billion) for the year ended 31 December 2019).    2 Includes negative interest expense on financial liabilities of approximately USD 0.3 billion (CHF 0.3 billion) for the year ended 31 December 2020 (approximately USD 0.3 billion (CHF 0.3 billion) for the year ended 31 December 2019).

Balance sheet
		USD million		CHF million
	Note	31.12.20	31.12.19	31.12.20	31.12.19

Assets
Cash and balances at central banks		34,148	36,258	30,239	35,102
Due from banks	12, 23	38,357	27,474	33,966	26,598
Receivables from securities financing transactions	10, 12, 23	63,305	62,844	56,058	60,841
Due from customers	11, 12, 23	124,596	110,334	110,334	106,818
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity[1]	12	26,354	24,203	23,337	23,432
Mortgage loans	11, 12	5,406	4,664	4,787	4,515
Trading portfolio assets	13	115,164	116,843	101,981	113,119
Derivative financial instruments	14	17,203	12,436	15,234	12,039
Financial investments	15	23,852	23,463	21,122	22,715
Accrued income and prepaid expenses	12	1,414	1,400	1,253	1,356
Investments in subsidiaries and other participations	16	50,444	49,631	44,670	48,049
Property, equipment and software		6,091	6,227	5,394	6,029
Goodwill and other intangible assets		6	12	6	12
Other assets	12, 17	2,684	3,158	2,375	3,056
Total assets		509,024	478,946	450,756	463,681
of which: subordinated assets[2]		19,999	6,688	17,710	6,475
of which: subject to mandatory conversion and / or debt waiver		18,067	4,885	15,998	4,729

Liabilities
Due to banks	23	49,655	61,860	43,971	59,889
Payables from securities financing transactions	10, 23	24,407	27,022	21,613	26,160
Due to customers	23	132,747	120,417	117,553	116,580
Funding received from UBS Group AG eligible as total loss-absorbing capacity at UBS AG level[1]	23	53,585	47,553	47,451	46,037
Trading portfolio liabilities	13	28,806	25,292	25,509	24,486
Derivative financial instruments	14	21,918	16,326	19,409	15,805
Financial liabilities designated at fair value	13, 20	58,737	65,647	52,014	63,555
of which: debt issued designated at fair value		57,127	64,260	50,588	62,212
of which: other financial liabilities designated at fair value		1,611	1,386	1,426	1,342
Bonds issued		76,490	55,014	67,734	53,261
of which: eligible as total loss-absorbing capacity at UBS AG level[1]		7,480	7,266	6,624	7,034
Accrued expenses and deferred income		3,282	3,362	2,906	3,255
Other liabilities	17	5,591	3,551	4,951	3,439
Provisions	12	1,411	1,198	1,250	1,160
Total liabilities		456,628	427,242	404,359	413,626

Equity
Share capital	21	393	393	386	386
General reserve		36,326	36,326	35,649	35,649
of which: statutory capital reserve		36,326	36,326	35,649	35,649
of which: capital contribution reserve[3]		36,326	36,326	35,649	35,649
Voluntary earnings reserve		11,138	11,138	6,098	10,130
Net profit / (loss) for the period		4,539	3,848	4,265	3,890
Total equity		52,396	51,705	46,397	50,055
Total liabilities and equity		509,024	478,946	450,756	463,681
of which: subordinated liabilities[2]		62,053	22,236	54,950	21,528
of which: subject to mandatory conversion and / or debt waiver		61,486	21,674	54,448	20,984

1 Represents the Swiss GAAP carrying amount of instruments qualifying as total loss-absorbing capital.    2 Group-internal instruments are required to be contractually subordinated in order to be eligible as gone concern loss-absorbing capacity in accordance with the revised Capital Adequacy Ordinance effective 1 January 2020.    3 The Swiss Federal Tax Administration’s current position is that, of the CHF 35.6 billion capital contribution reserve available as of 31 December 2020, an amount limited to CHF 20.5 billion is available from which dividends may be paid without a Swiss withholding tax deduction.

UBS AG standalone financial statements (audited)

Balance sheet (continued)
	USD million		CHF million
	31.12.20	31.12.19	31.12.20	31.12.19

Off-balance sheet items
Contingent liabilities, gross	14,617	13,116	12,944	12,698
Sub-participations	(1,287)	(1,489)	(1,140)	(1,441)
Contingent liabilities, net	13,330	11,627	11,804	11,257
of which: guarantees to third parties related to subsidiaries	6,110	5,867	5,411	5,680
Irrevocable loan commitments, gross[1]	19,337	16,160	17,123	15,645
Sub-participations	0	0	0	0
Irrevocable loan commitments, net	19,337	16,160	17,123	15,645
Forward starting transactions[2]	26,690	12,372	23,634	11,978
of which: reverse repurchase agreements	17,265	9,288	15,289	8,992
of which: repurchase agreements	9,424	3,085	8,345	2,986
Liabilities for calls on shares and other equity instruments	5	4	4	4

1 Starting with this report, the notional values associated with certain derivative loan commitments are presented together with notional values related to derivative financial instruments in Note 14. Prior periods have been amended to ensure comparability.    2 Cash to be paid in the future by either UBS AG or the counterparty.

Off-balance sheet items

Contingent liabilities include indemnities and guarantees issued by UBS AG for the benefit of subsidiaries and creditors of subsidiaries.

Where the indemnity amount issued by UBS AG is not specifically defined, the indemnity relates to the solvency or minimum capitalization of a subsidiary, and therefore no amount is included in the table above.

Joint and several liability – Value added tax (VAT)

UBS AG is jointly and severally liable for the combined VAT liability of UBS entities that belong to the VAT group of UBS in Switzerland. This contingent liability is not included in the table above.

Guarantees – UBS Europe SE

Following the combined UK business transfer and cross-border merger of UBS Limited into UBS Europe SE in March 2019, UBS AG issued a guarantee for the benefit of counterparties of UBS Europe SE’s Investment Bank, covering transactions subject to master netting agreements.

A similar guarantee that UBS AG issued in 2003 for the benefit of each counterparty of UBS Limited also continues to be effective. This guarantee covers transactions in accordance with and contemplated under any agreement entered into by UBS Limited prior to the merger into UBS Europe SE, to the extent that such an agreement has not been amended by UBS Europe SE thereafter.

Under both guarantees, UBS AG promises to pay to the beneficiary counterparties any unpaid liabilities covered under the terms of the guarantees on demand. These guarantees are included as contingent liabilities in the off-balance sheet items table above.

Indemnities – UBS Europe SE

In connection with the establishment of UBS Europe SE in 2016, UBS AG entered into agreements with UBS Europe SE under which UBS AG would provide UBS Europe SE with limited indemnification of payment obligations that may arise from certain litigation, regulatory and similar matters.

As of 31 December 2020, the amount of such potential payment obligations could not be reliably estimated and the likelihood of an outflow is not considered to be probable or the probability of an outflow was assessed to be remote; therefore, the table above does not include any amount related to this limited indemnification.

In addition, in accordance with the bylaws of the Deposit Protection Fund of the Association of German Banks, UBS AG issued an indemnity in favor of this fund on behalf of UBS Europe SE. The probability of an outflow was assessed to be remote, and as a result, the table above does not include any exposure arising under this indemnity.

Statement of changes in equity
USD million	Share capital	Statutory capital reserve	Voluntary earnings reserve and profit / (loss) carried forward	Net profit / (loss) for the period	Total equity

Balance as of 1 January 2020	393	36,326	11,138	3,848	51,705
Dividends and other distributions			(3,848)		(3,848)
Net profit / (loss) appropriation			3,848	(3,848)	0
Net profit / (loss) for the period				4,539	4,539
Balance as of 31 December 2020	393	36,326	11,138	4,539	52,396
CHF million	Share capital	Statutory capital reserve	Voluntary earnings reserve and profit / (loss) carried forward	Net profit / (loss) for the period	Total equity

Balance as of 1 January 2020	386	35,649	10,130	3,890	50,055
Dividends and other distributions			(3,641)		(3,641)
Net profit / (loss) appropriation			3,890	(3,890)	0
Net profit / (loss) for the period				4,265	4,265
Currency translation difference			(4,282)		(4,282)
Balance as of 31 December 2020	386	35,649	6,098	4,265	46,397

UBS AG standalone financial statements (audited)

Statement of proposed appropriation of total profit and dividend distribution

The Board of Directors proposes that the Annual General Meeting of Shareholders (AGM) on 7 April 2021 approve the appropriation of total profit and an ordinary dividend distribution out of the total profit of USD 4,539 million as follows:

	USD million	CHF million
	For the year ended	For the year ended
	31.12.20	31.12.20
Net profit for the period	4,539	4,265
Profit / (loss) carried forward	0	0
Total profit available for appropriation	4,539	4,265

Appropriation of total profit
Appropriation to voluntary earnings reserve	0	(245)
Dividend distribution	(4,539)	(4,019)[1]
Profit / (loss) carried forward	0	0
1 For illustrative purposes, translated at closing exchange rate as of 31 December 2020 (CHF / USD 1.13).

The ordinary dividend distribution is declared and paid in USD. The total amount of the dividend distribution is capped at CHF 9,078 million (the Cap). To the extent that the CHF equivalent of the total dividend distribution of USD 4,539 million would exceed the Cap on the day of the AGM, based on the exchange rate determined by the Board of Directors in its reasonable opinion, the USD per share amount of the dividend will be reduced on a pro rata basis so that the total CHF amount does not exceed the Cap. To the extent the CHF equivalent of the total dividend distribution exceeds CHF 4,265 million but does not exceed the Cap, the total dividend distribution in USD remains as is and is booked against the total profit in USD, while the CHF currency difference of maximum CHF 4,813 million is balanced through the CHF translation of the voluntary earnings reserve account.

Note 1  Name, legal form and registered office

UBS AG is incorporated and domiciled in Switzerland. Its registered offices are at Bahnhofstrasse 45, CH-8001 Zurich and Aeschenvorstadt 1, CH-4051 Basel, Switzerland. UBS AG operates under Art. 620 et seq. of the Swiss Code of Obligations and Swiss banking law as an Aktiengesellschaft, a corporation limited by shares.

UBS AG is a regulated bank in Switzerland and is 100% owned by UBS Group AG, the ultimate parent of the UBS Group. UBS AG holds investments in and provides funding to subsidiaries, including the other banking subsidiaries of the UBS Group. In addition, UBS AG operates globally, including business activities from all four UBS business divisions and Group Functions. In the ordinary course of business, main contributors to the net profit / (loss) of UBS AG are Global Wealth Management, the Investment Bank, Group Treasury and Group Services. The balance sheet is mainly composed of financial assets and liabilities from the Investment Bank, Group Treasury and Global Wealth Management business booked outside of Switzerland as well as investments in subsidiaries and other participations in Group Treasury and fixed assets of Group Services.

UBS AG employed 10,364 personnel on a full-time equivalent basis as of 31 December 2020 compared with 10,365 personnel as of 31 December 2019.

Note 2  Accounting policies

a) Significant accounting policies

UBS AG standalone financial statements are prepared in accordance with Swiss GAAP (the FINMA Accounting Ordinance, FINMA Circular 2020/1 “Accounting – banks” and the Banking Ordinance) and represent “reliable assessment statutory single-entity financial statements.” The accounting policies are principally the same as for the consolidated financial statements of UBS AG outlined in Note 1 to the consolidated financial statements of UBS AG included in the UBS Group AG and UBS AG Annual Report 2020. Major differences between the Swiss GAAP requirements and International Financial Reporting Standards are described in Note 35 of the consolidated financial statements of UBS AG. The significant accounting policies applied for the standalone financial statements of UBS AG are discussed below.

›   Refer to the UBS Group AG and UBS AG Annual Report 2020 for more information

Risk management

UBS AG is fully integrated into the Group-wide risk management process described in the audited part of the “Risk management and control” section of the UBS Group AG and UBS AG Annual Report 2020.

Further information on the use of derivative instruments and hedge accounting is provided below and in Notes 1, 10 and 25 to the consolidated financial statements of UBS AG.

›   Refer to the UBS Group AG and UBS AG Annual Report 2020 for more information

Compensation policy

The compensation structure and processes of UBS AG conform to the compensation principles and framework of UBS Group AG. For detailed information, refer to the Compensation Report of UBS Group AG.

Deferred compensation

Expenses for awards under employee share, option, notional fund and deferred cash compensation plans granted to UBS AG employees are generally charged by UBS Group AG to UBS AG. Obligations related to other compensation vehicles, such as local awards, are held by the relevant employing and / or sponsoring subsidiaries, such as UBS AG.

›   Refer to Note 27 of the UBS AG consolidated financial statements in the UBS Group AG and UBS AG Annual Report 2020 for more information

Foreign currency translation

Transactions denominated in foreign currency are translated into US dollars at the spot exchange rate on the date of the transaction. At the balance sheet date, all monetary assets and liabilities, as well as equity instruments recorded in Trading portfolio assets and Financial investments denominated in foreign currency, are translated into US dollars using the closing exchange rate. Non-monetary items measured at historic cost are translated at the spot exchange rate on the date of the transaction. Assets and liabilities of branches with functional currencies other than the US dollar are translated into US dollars at the closing exchange rate. Income and expense items of such branches are translated at weighted average exchange rates for the period. All currency translation effects are recognized in the income statement.

The main currency translation rates used by UBS AG are provided in Note 33 of the consolidated financial statements of UBS AG.

›   Refer to the UBS Group AG and UBS AG Annual Report 2020 for more information

UBS AG standalone financial statements (audited)

Note 2  Accounting policies (continued)

Presentation currencies

As the primary presentation currency of the financial statements of UBS AG is the US dollar, amounts in Swiss francs are additionally presented for each component of the financial statements. UBS AG applies the modified closing rate method for translating the US dollar amounts into Swiss francs: assets and liabilities are translated at the closing rate, equity positions at historic rates, and income and expense items at the weighted average rate for the period. The resulting currency translation effects are recognized separately in the Voluntary earnings reserve, amounting to a negative currency translation effect of CHF 4,957 million as of 31 December 2020 (negative CHF 675 million as of 31 December 2019).

Structured debt instruments

Structured debt instruments comprise debt instruments issued and transacted over the counter and include a host contract and one or more embedded derivatives that do not relate to UBS AG’s own equity. By applying the fair value option, the vast majority of structured debt instruments are measured at fair value as a whole and recognized in Financial liabilities designated at fair value. The fair value option for structured debt instruments can be applied only if the following criteria are cumulatively met:

–   the structured debt instrument is measured on a fair value basis and is subject to risk management that is equivalent to risk management for trading activities;

–   the application of the fair value option eliminates or significantly reduces an accounting mismatch that would otherwise arise; and

–   changes in fair value attributable to changes in unrealized own credit are not recognized.

Fair value changes related to Financial liabilities designated at fair value, excluding changes in unrealized own credit, are recognized in Net trading income. Interest expense on Financial liabilities designated at fair value is recognized in Interest expense.

Where the designation criteria for the fair value option are not met, the embedded derivatives are assessed for bifurcation for measurement purposes. Bifurcated embedded derivatives are measured at fair value through profit or loss and presented in the same balance sheet line as the host contract.

›   Refer to Note  20 for more information

Group-internal funding

UBS AG obtains funding from UBS Group AG in the form of loans that qualify as going concern additional tier 1 capital at the UBS AG consolidated and standalone levels and as gone concern loss-absorbing capacity at the UBS AG consolidated level. A portion of Group-internal funding obtained is further on-lent by UBS AG to certain subsidiaries in the form of loans.

Where such Group-internal funding is eligible to meet the requirements for total loss-absorbing capacity (TLAC) at the level of UBS AG consolidated or standalone, or at the levels of significant regulated subsidiaries as defined for Pillar 3 disclosure purposes, the aggregate amounts of the respective obligations and claims are separately disclosed on the balance sheet. For those TLAC instruments that are eligible to meet the going concern capital requirements (i.e., are subordinated and subject to mandatory conversion and / or debt waiver, as explained below), the aggregate corresponding amounts are disclosed on the balance sheet.

UBS AG obligations arising from Group-internal funding it has received are presented as Funding received from UBS Group AG eligible as total loss-absorbing capacity at UBS AG level and measured at amortized cost. UBS AG claims arising from Group-internal funding it has provided are presented as Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity and measured at amortized cost less any allowance for expected credit losses.

Subordinated assets and liabilities

Subordinated assets are comprised of claims that, based on an irrevocable written declaration, in the event of liquidation, bankruptcy or composition concerning the debtor, rank after the claims of all other unsubordinated creditors and may not be offset against amounts payable to the debtor nor be secured by its assets. Subordinated liabilities are comprised of liabilities that, based on an irrevocable written declaration, in the event of liquidation, bankruptcy or composition concerning the debtor, rank after the liabilities to all other unsubordinated creditors and may not be offset against amounts receivable from the creditor nor be secured by the assets of the debtor.

Subordinated assets and liabilities that contain a point-of-non-viability clause in accordance with Swiss capital requirements pursuant to Art. 29 and 30 of the Capital Adequacy Ordinance are disclosed as being Subject to mandatory conversion and / or debt waiver and provide for the claim or the obligation to be written off or converted into equity in the event that the issuing bank reaches a point of non-viability.

Note 2  Accounting policies (continued)

Investments in subsidiaries and other participations

Investments in subsidiaries and other participations are equity interests that are held to carry on the business of UBS AG or for other strategic purposes. They include all subsidiaries directly held by UBS AG through which UBS AG conducts its business on a global basis. The investments are measured individually and carried at cost less impairment. The carrying amount is tested for impairment annually and when indications for a decrease in value exist, which include incurrence of significant operating losses or a severe depreciation of the currency in which the investment is denominated. If an investment in a subsidiary is impaired, its value is generally written down to the net asset value. Subsequent recoveries in value are recognized up to the original cost value based on either the increased net asset value or a value above the net asset value if, in the opinion of management, forecasts of future profitability provide sufficient evidence that a carrying amount above net asset value is supported. Management may exercise its discretion as to what extent and in which period a recovery in value is recognized.

Impairments of investments are presented as  Impairment of investments in subsidiaries and other participations. Reversals of impairments are presented as Extraordinary income in the income statement. Impairments and partial or full reversals of impairments for a subsidiary during the same annual period are determined on a net basis.

›   Refer to Note 16 for more information

Hedge accounting for Investments in subsidiaries and other participations

UBS AG applies hedge accounting for certain investments in subsidiaries and other participations denominated in currencies other than the US dollar, which are designated as hedged item. For this purpose, foreign exchange (FX) derivatives, mainly FX forwards and FX swaps, are used and designated as hedging instruments.

The hedged risk is determined as the change in the carrying amount of the hedged item arising solely from changes in spot foreign exchange rates. Consequently, UBS AG only designates the spot element of the FX derivatives as hedging instruments. Changes in the fair value of the hedging instruments attributable to changes in forward points and the effect of discounting are not part of a hedge accounting designation. These amounts, therefore, do not form part of the effectiveness assessment and are recognized in Net trading income.

The effective portion of gains and losses of these FX derivatives is deferred on the balance sheet as Other assets or Other liabilities to the extent no change is recognized in the carrying amount of the hedged item arising from changes in spot foreign exchange rates. Otherwise the effective portion of gains and losses of these FX derivatives is matched with the corresponding valuation adjustments of the hedged item recorded in the income statement and recorded as a reduction of Impairment of investments in subsidiaries and other participations and of Extraordinary income, respectively.

Services received from and provided to Group entities

UBS AG receives services from UBS Business Solutions AG, the main Group service company, mainly relating to Group Technology, Group Operations and Group Corporate Services, as well as certain other services from other Group entities. UBS AG provides services to Group entities mainly relating to real estate and selected other Group Services functions. Services received from and provided to Group entities are settled in cash as hard cost transfers or hard revenue transfers paid or received.

When the nature of the underlying transaction between UBS AG and the Group entity contains a single, clearly identifiable service element, related income and expenses are presented in the respective income statement line item, e.g., Fee and commission income from securities and investment business and other fee and commission income, Fee and commission expense, Net trading income or General and administrative expenses. To the extent the nature of the underlying transaction contains various service elements and is not clearly attributable to a particular income statement line item, related income and expenses are presented in Sundry ordinary income and Sundry ordinary expenses.

›   Refer to Notes 4 and 6 for more information

Post-employment benefit plans

Swiss GAAP permits the use of IFRS or Swiss accounting standards for post-employment benefit plans, with the election made on a plan-by-plan basis.

UBS AG has elected to apply Swiss GAAP (FER 16) for the Swiss pension plan in its standalone financial statements. The requirements of Swiss GAAP are better aligned with the specific nature of Swiss pension plans, which are hybrid in that they combine elements of defined contribution and defined benefit plans, but are treated as defined benefit plans under IFRS. Swiss GAAP requires that the employer contributions to the pension fund are recognized as Personnel expenses in the income statement. The employer contributions to the Swiss pension fund are determined as a percentage of contributory compensation. Furthermore, Swiss GAAP requires an assessment as to whether, based on the financial statements of the pension fund prepared in accordance with Swiss accounting standards (FER 26), an economic benefit to, or obligation of, UBS AG arises from the pension fund that is recognized in the balance sheet when conditions are met. Conditions for recording a pension asset or liability would be met if, for example, an employer contribution reserve is available or UBS AG is required to contribute to the reduction of a pension deficit (on a FER 26 basis).

UBS AG standalone financial statements (audited)

Note 2  Accounting policies (continued)

Key differences between Swiss GAAP and IFRS include the treatment of dynamic elements, such as future salary increases and future interest credits on retirement savings, which are not considered under the static method used in accordance with Swiss GAAP. Also, the discount rate used to determine the defined benefit obligation in accordance with IFRS is based on the yield of high-quality corporate bonds of the market in the respective pension plan country. The discount rate used in accordance with Swiss GAAP, i.e., the technical interest rate, is determined by the Pension Foundation Board, based on the expected returns of the Board’s investment strategy.

›   Refer to Note 22 for more information

UBS AG has elected to apply IFRS (IAS 19) for its non-Swiss defined benefit plans. However, remeasurements of the defined benefit obligation and the plan assets are recognized in the income statement rather than directly in equity. For corresponding disclosures in accordance with IAS 19 requirements, refer to Note 26 of the consolidated financial statements of UBS AG.

›   Refer to the UBS Group AG and UBS AG Annual Report 2020 for more information

Deferred taxes

Deferred tax assets are not recognized in UBS AG’s standalone financial statements. However, deferred tax liabilities may be recognized for taxable temporary differences. Changes in the deferred tax liability balance are recognized in the income statement.

Dispensations in the standalone financial statements

As UBS AG prepares consolidated financial statements in accordance with IFRS, UBS AG is exempt from various disclosures in the standalone financial statements. The dispensations include the management report, the statement of cash flows and various note disclosures, as well as the publication of full interim financial statements. As a Swiss issuer of debt, in order to validly issue debt throughout the year, UBS AG discloses interim mid-year financial information as per the requirements of Art. 1156 in conjunction with Art. 652a of the Swiss Code of Obligations, including an income statement, a balance sheet and a note on the basis of accounting.

Note 2  Accounting policies (continued)

b) Changes in accounting policies

Allowances and provisions for expected credit losses

Under amended Swiss GAAP (the FINMA Accounting Ordinance and FINMA Circular 2020/1 “Accounting – banks”), UBS AG is required to apply an expected credit loss (ECL) approach for non-impaired financial instruments in its standalone financial statements in addition to the existing approach for impaired financial instruments. UBS AG has chosen to early adopt the new ECL requirements as of 31 December 2020.

Policy applicable from 31 December 2020

For the substantial majority of non-impaired exposures in scope of the Swiss GAAP ECL requirements, UBS AG has chosen to apply the IFRS ECL approach that is also applied in its consolidated financial statements. These exposures include all financial assets measured at amortized cost under both Swiss GAAP and IFRS, fee and lease receivables, claims arising from Group-internal funding presented as Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity, guarantees, irrevocable loan commitments, revolving revocable credit lines and forward starting reverse repurchase and securities borrowing agreements. Further information on the ECL approach under IFRS is provided in Note 1 of the consolidated financial statements of UBS AG.

›     Refer to the UBS Group AG and UBS AG Annual Report 2020 for more information

In addition, for a small population of exposures in scope of the Swiss GAAP ECL requirements, which are not subject to ECL under IFRS due to classification and measurement differences, an alternative approach is applied. Where the Pillar 1 internal ratings-based (IRB) models are applied for measurement of credit risk, ECL for such exposures is determined by the regulatory expected loss (EL), with an add-on for scaling up to the residual maturity of exposures maturing beyond the next 12 months. This approach is mainly applied for brokerage receivables presented within Due from customers, which  generally mature within 12 months, and thus, without any add-on. For detailed information on regulatory EL, refer to the “Risk management and control” section in the UBS Group AG and UBS AG Annual Report 2020. For exposures for which the Pillar 1 standardized approach (SA) is applied for the measurement of credit risk, ECL is determined using a portfolio approach that derives conservative probability of default (PD) and loss given default (LGD) for the entire portfolio. This approach is mainly applied for a small number of loans to large corporate clients presented within Due from customers.

The impact from the adoption of Swiss GAAP ECL was an expense of USD 256 million (CHF 227 million) recognized in Credit loss (expense) / release in the income statement for the year ended 31 December 2020.

›     Refer to Note 12 for more information

While the new ECL approach for non-impaired financial instruments is applied since 31 December 2020, the policy for impaired financial instruments, as outlined in the next paragraph, continues to apply.

Policy applicable prior to 31 December 2020

UBS applies a single definition of default for determining the PD of its obligors. A claim is impaired and an allowance or provision for credit losses is recognized when objective evidence demonstrates that a loss event has occurred after the initial recognition and that the loss event has an effect on future cash flows that can be reliably estimated (incurred loss approach). UBS AG considers a claim to be impaired if it will be unable to collect all amounts due on it based on the original contractual terms as a result of credit deterioration of the issuer or counterparty. Impairment under the incurred loss approach is in line with ECL for credit-impaired claims in stage 3 under IFRS, as outlined in Note 1 to the consolidated financial statements of UBS AG included in the UBS Group AG and UBS AG Annual Report 2020. A claim can be a loan or receivable or other debt instrument held to maturity measured at amortized cost, a debt instrument available for sale measured at the lower of amortized cost or market value, or a commitment, such as a letter of credit, a guarantee or a similar instrument.

›     Refer to the UBS Group AG and UBS AG Annual Report 2020 for more information

An allowance for credit losses is reported as a decrease in the carrying amount of a financial asset. For an off-balance sheet item, such as a commitment, a provision for credit losses is reported in Provisions. Changes to allowances and provisions for credit losses are recognized in Credit loss (expense) / release.

Apart from the new ECL requirements, the amended Swiss GAAP rules remained materially unchanged from the previously applicable FINMA Circular 2015/1 “Accounting – banks.”

UBS AG standalone financial statements (audited)

Note 3a  Net trading income by business

	USD million		CHF million
	For the year ended		For the year ended
	31.12.20	31.12.19	31.12.20	31.12.19
Investment Bank	4,235	3,098	3,981	3,094
of which: Global Markets	4,208	3,071	3,954	3,065
of which: Global Banking	27	27	27	30
Other business divisions and Group Functions	88	239	79	247
Total net trading income	4,323	3,337	4,060	3,342

Note 3b  Net trading income by underlying risk category

	USD million		CHF million
	For the year ended		For the year ended
	31.12.20	31.12.19	31.12.20	31.12.19
Equity instruments (including funds)	2,014	1,698	1,885	1,701
Foreign exchange instruments	1,305	889	1,231	890
Interest rate and credit instruments (including funds)	965	660	908	661
Other	40	90	37	90
Total net trading income	4,323	3,337	4,060	3,342
of which: net gains / (losses) from financial liabilities designated at fair value[1]	1,661	(6,816)	1,950	(6,733)

1 Excludes fair value changes of hedges related to financial liabilities designated at fair value and foreign currency effects arising from translating foreign currency transactions into the respective functional currency, both of which are reported within Net trading income.

Note 4  Sundry ordinary income and expenses

	USD million		CHF million
	For the year ended		For the year ended
	31.12.20	31.12.19	31.12.20	31.12.19
Income from services provided to UBS Group AG or its subsidiaries[1]	1,272	1,297	1,187	1,288
Other	16	183[2]	15	184[2]
Total sundry ordinary income	1,288	1,479	1,202	1,472
Expenses from revenue transfers to UBS Group AG or its subsidiaries	(418)	(306)	(389)	(307)
Other	(16)	(15)	(15)	(15)
Total sundry ordinary expenses	(434)	(321)	(404)	(322)
1 Services provided by UBS AG primarily related to Group Functions. 2 Includes compensation received for the transfer of an onerous lease provision from a subsidiary to UBS AG.

Note 5  Personnel expenses

	USD million		CHF million
	For the year ended		For the year ended
	31.12.20	31.12.19	31.12.20	31.12.19
Salaries	1,671	1,639	1,560	1,629
Variable compensation – performance awards	1,264	1,069	1,184	1,063
Variable compensation – other	51	75	48	75
Contractors	49	57	45	57
Social security	215	176	201	175
Post-employment benefit plans	195	199	190	198
of which: value adjustments for economic benefits or obligations from pension funds[1]	61	75	64	74
Other personnel expenses	102	115	95	114
Total personnel expenses	3,545	3,330	3,323	3,310

1 Reflects the remeasurement of the defined benefit obligation and return on plan assets excluding amounts included in interest income for the non-Swiss defined benefit plans, for which IAS 19 is applied.

Note 6  General and administrative expenses

	USD million		CHF million
	For the year ended		For the year ended
	31.12.20	31.12.19	31.12.20	31.12.19
Occupancy	449	417	419	414
Rent and maintenance of IT equipment	52	44	48	44
Communication and market data services	135	139	126	138
Administration	2,685	2,598	2,503	2,579
of which: shared services costs charged by UBS Group AG or its subsidiaries	2,492	2,389	2,324	2,372
Marketing and public relations	59	53	55	52
Travel and entertainment	28	87	27	87
Fees to audit firms	14	18	13	18
of which: financial and regulatory audits	12	15	11	15
of which: audit-related services	2	2	2	2
of which: tax and other services	0	1	0	1
Other professional fees	143	199	133	198
Outsourcing of IT and other services	97	121	91	120
Total general and administrative expenses	3,662	3,676	3,413	3,650

Note 7  Depreciation, amortization and impairment of property, equipment, software, goodwill and intangible assets

Depreciation and impairment of property, equipment and software increased by USD 155 million (CHF 95 million) to USD 917 million (CHF 850 million). This included a USD 67 million (CHF 59 million) impairment as a result of a decision to not proceed with an internal business transfer from UBS Switzerland AG to UBS AG, as well as remeasurement losses on properties of USD 71 million (CHF 65 million) compared with USD 31 million (CHF 30 million) in 2019.

›   Refer to Note 26 for more information

UBS AG standalone financial statements (audited)

Note 8  Extraordinary income and expenses

	USD million		CHF million
	For the year ended		For the year ended
	31.12.20	31.12.19	31.12.20	31.12.19
Gains from disposals of subsidiaries and other participations	1	26	1	26
Reversal of impairments of and provisions for subsidiaries and other participations[1]	258	166	240	161
Net gains from disposals of properties	168	7	155	7
Other extraordinary income	8	6	8	6
Total extraordinary income	435	204	403	199
Total extraordinary expenses	0	1	0	1
1 Refer to Note 16 for more information.

Extraordinary income of USD 435 million (CHF 403 million) in 2020 included gains of USD 168 million (CHF 155 million) on the sale of real estate, mainly reflecting a gain on the sale of a property in Geneva.

Note 9  Taxes

	USD million		CHF million
	For the year ended		For the year ended
	31.12.20	31.12.19	31.12.20	31.12.19
Income tax expense / (benefit)	455	203	421	202
of which: current	459	206	424	205
of which: deferred	(4)	(3)	(3)	(3)
Capital tax	21	42	20	41
Total tax expense / (benefit)	476	245	440	244

There was an income tax expense of USD 455 million (CHF 421 million) for 2020, as compared to an income tax expense of USD 203 million (CHF 202 million) for 2019. The income tax expense for 2020 was reduced by a benefit of USD 164 million (CHF 153 million) in respect of the utilization of tax losses carried forward, primarily in the US. The income tax expense for 2020 relates to UBS AG’s taxable profits that were earned in other locations.

The income tax expense for 2019 was reduced by a benefit of USD 126 million (CHF 125 million) in respect of the utilization of tax losses carried forward, primarily in Switzerland and the US. The income tax expense for 2019 relates to UBS AG’s taxable profits that were earned in other locations.

For 2020, the average tax rate, defined as income tax expense divided by the sum of operating profit and extraordinary income minus extraordinary expenses and capital tax, was 9.1% (2019: 5.0%).

Note 10  Securities financing transactions

	USD billion		CHF billion
	31.12.20	31.12.19	31.12.20	31.12.19

On-balance sheet
Receivables from securities financing transactions, gross	125.4	120.7	111.1	116.8
Netting of securities financing transactions	(62.1)	(57.8)	(55.0)	(56.0)
Receivables from securities financing transactions, net	63.3	62.8	56.1	60.8

Payables from securities financing transactions, gross	86.5	84.9	76.6	82.2
Netting of securities financing transactions	(62.1)	(57.8)	(55.0)	(56.0)
Payables from securities financing transactions, net	24.4	27.0	21.6	26.2

Assets pledged as collateral in connection with securities financing transactions	64.4	59.7	57.0	57.8
of which: trading portfolio assets	61.5	59.7	54.5	57.8
of which: assets that may be sold or repledged by counterparties	54.0	58.3	47.8	56.4
of which: financial investments	2.9	0.0	2.6	0.0
of which: assets that may be sold or repledged by counterparties	2.9	0.0	2.6	0.0

Off-balance sheet
Fair value of assets received as collateral in connection with securities financing transactions	332.2	307.1	294.2	297.3
of which: repledged	222.1	205.4	196.7	198.8
of which: sold in connection with short sale transactions	28.8	25.3	25.5	24.5

Note 11a  Collateral for loans and off-balance sheet transactions

	31.12.20					31.12.19
	Secured			Unsecured	Total	Secured			Unsecured	Total
	Secured by collateral		Secured by other credit enhancements[2]			Secured by collateral		Secured by other credit enhancements[2]
USD million	Real estate	Other collateral[1]				Real estate	Other collateral[1]

On-balance sheet
Due from customers, gross[3]	2	93,800	355	30,813[4]	124,970	3	84,812	50	25,627[4]	110,491
Mortgage loans, gross	5,417				5,417	4,668				4,668
of which: residential mortgages	4,538				4,538	4,507				4,507
of which: office and business premises mortgages	715				715	69				69
of which: industrial premises mortgages	54				54	0				0
of which: other mortgages	111				111	92				92
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity				26,406	26,406				24,203	24,203
Total on-balance sheet, gross	5,419	93,800	355	57,218	156,793	4,671	84,812	50	49,830	139,363
Allowances	(12)	(9)	0	(417)	(437)	(5)	(10)	0	(147)	(161)
Total on-balance sheet, net	5,407	93,791	355	56,802	156,356	4,666	84,802	50	49,683	139,201

Off-balance sheet
Contingent liabilities, gross	0	5,813	1,287	7,517	14,617	0	3,542	1,511	8,063	13,116
Irrevocable commitments, gross	239	7,526	212	11,359	19,337	285	6,109	97	9,670	16,160
Forward starting reverse repurchase and securities borrowing transactions		17,265			17,265		9,288			9,288
Liabilities for calls on shares and other equities				5	5				4	4
Total off-balance sheet	240	30,604	1,499	18,881	51,224	285	18,938	1,608	17,737	38,569

1 Mainly comprised of cash and securities.    2 Includes credit default swaps and guarantees.    3 Includes prime brokerage margin lending receivables and prime brokerage receivables relating to securities financing transactions.    4 Primarily comprised of amounts due from subsidiaries and other Group entities.

UBS AG standalone financial statements (audited)

Note 11a  Collateral for loans and off-balance sheet transactions (continued)

	31.12.20					31.12.19
	Secured			Unsecured	Total	Secured			Unsecured	Total
	Secured by collateral		Secured by other credit enhancements[2]			Secured by collateral		Secured by other credit enhancements[2]
CHF million	Real estate	Other collateral[1]				Real estate	Other collateral[1]

On-balance sheet
Due from customers, gross[3]	1	83,063	315	27,286[4]	110,665	3	82,109	48	24,810[4]	106,970
Mortgage loans, gross	4,797				4,797	4,520				4,520
of which: residential mortgages	4,019				4,019	4,363				4,363
of which: office and business premises mortgages	633				633	67				67
of which: industrial premises mortgages	47				47	0				0
of which: other mortgages	98				98	89				89
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity				23,383	23,383				23,432	23,432
Total on-balance sheet, gross	4,799	83,063	315	50,669	138,845	4,522	82,109	48	48,242	134,921
Allowances	(10)	(7)	0	(370)	(387)	(4)	(9)	0	(143)	(156)
Total on-balance sheet, net	4,788	83,056	315	50,299	138,458	4,518	82,100	48	48,099	134,765

Off-balance sheet
Contingent liabilities, gross	0	5,147	1,140	6,657	12,944	0	3,429	1,463	7,806	12,698
Irrevocable commitments, gross	212	6,665	188	10,059	17,123	276	5,914	93	9,362	15,645
Forward starting reverse repurchase and securities borrowing transactions		15,289			15,289		8,992			8,992
Liabilities for calls on shares and other equities				4	4				4	4
Total off-balance sheet	212	27,101	1,328	16,720	45,361	276	18,335	1,556	17,172	37,339

1 Mainly comprised of cash and securities.    2 Includes credit default swaps and guarantees.    3 Includes prime brokerage margin lending receivables and prime brokerage receivables relating to securities financing transactions.    4 Primarily comprised of amounts due from subsidiaries and other Group entities.

Note 11b  Impaired financial instruments

	31.12.20				31.12.19
USD million	Gross impaired financial instruments	Allowances and provisions	Estimated liquidation proceeds of collateral	Net impaired financial instruments	Gross impaired financial instruments	Allowances and provisions	Estimated liquidation proceeds of collateral	Net impaired financial instruments
Amounts due from customers	566	277	220	68	428	156	199	72
Mortgage loans	180	11	167	1	196	4	192	0
Other assets	2	2	0	0	373	16	0	357
Guarantees and loan commitments	43	7	24	11	8	0	8	0
Total impaired financial instruments[1]	790	298	412	80	1,005	177	400	429
1 Impaired financial instruments are financial assets and off-balance sheet positions subject to incurred credit losses, also referred to as stage 3 positions.

	31.12.20				31.12.19
CHF million	Gross impaired financial instruments	Allowances and provisions	Estimated liquidation proceeds of collateral	Net impaired financial instruments	Gross impaired financial instruments	Allowances and provisions	Estimated liquidation proceeds of collateral	Net impaired financial instruments
Amounts due from customers	501	246	195	60	414	151	193	69
Mortgage loans	159	10	148	1	190	4	186	0
Other assets	2	1	0	0	361	15	0	346
Guarantees and loan commitments	38	6	22	10	8	0	8	0
Total impaired financial instruments[1]	699	264	364	71	973	171	387	415
1 Impaired financial instruments are financial assets and off-balance sheet positions subject to incurred credit losses, also referred to as stage 3 positions.

Note 12  Allowances and Provisions

Total allowances and provisions of USD 1,859 million (CHF 1,647 million) include allowances and provisions for credit losses of USD 556 million (CHF 492 million) as of 31 December 2020. Total allowances and provisions of USD 1,375 million (CHF 1,331 million) include allowances and provisions for credit losses of USD 177 million (CHF 171 million) as of 31 December 2019.

     The 2020 increase in allowances and provisions for credit losses of USD 379 million (CHF 321 million) includes total credit loss expenses of USD 548 million (CHF 498 million), of which USD 256 million (CHF 227 million) relate to the adoption of Swiss GAAP ECL, partially offset by allowance and provision reductions for write-offs and other movements which did not impact the income statement of USD 169 million (CHF 178 million). Total credit loss expenses 2020 include also net expenses of USD 292 million (CHF 271 million) on positions subject to incurred credit losses (also referred to as stage 3 losses), of which USD 81 million (CHF 73 million) relate to an Investment Bank exposure to a single client in the travel sector, besides a number of other cases in the Investment Bank and one case in Non-core and Legacy Portfolio.

›   Refer to Note 2 for more information on the adoption of expected credit loss accounting as of 31 December 2020

Note 12a  Allowances for credit losses

USD million	Balance as of 31.12.19	Increase recognized in the income statement	Release recognized in the income statement	Write-offs	Recoveries and past due interest	Reclassifications / other	Foreign currency translation	Balance as of 31.12.20
Default risk relating to on-balance sheet exposures	177	441	0	(194)	17	0	7	448
of which: incurred credit losses	177	285	0	(194)	17	0	6	291
of which: expected credit losses[1]		156	0	0	0	0	1	157
Total allowances for credit losses	177	441	0	(194)	17	0	7	448
1 Includes USD 4 million ECL allowances where an approach other than IFRS ECL is applied. Refer to Note 2 for more information.

CHF million	Balance as of 31.12.19	Increase recognized in the income statement	Release recognized in the income statement	Write-offs	Recoveries and past due interest	Reclassifications / other	Foreign currency translation	Balance as of 31.12.20
Default risk relating to on-balance sheet exposures	171	404	0	(178)	16	0	(17)	397
of which: incurred credit losses	171	266	0	(178)	16	0	(17)	258
of which: expected credit losses[1]		138	0	0	0	0	1	139
Total allowances for credit losses	171	404	0	(178)	16	0	(17)	397
1 Includes CHF 4 million ECL allowances where an approach other than IFRS ECL is applied. Refer to Note 2 for more information.

UBS AG standalone financial statements (audited)

Note 12b  Provisions

USD million	Balance as of 31.12.19	Increase recognized in the income statement	Release recognized in the income statement	Provisions used in conformity with designated purpose	Recoveries	Reclassifications	Foreign currency translation / other[3]	Balance as of 31.12.20
Default risk related to off-balance sheet items and other credit lines		107	0	0	0	0	1	108
of which: incurred credit losses		6	0	0	0	0	0	7
of which: expected credit losses		100	0	0	0	0	1	101
Operational risks	12	1	0	(1)	0	(1)	1	11
Litigation, regulatory and similar matters[1]	867	86	(2)	(34)	0	0	54	971
Restructuring	140	25	(3)	(62)	0	(2)	1	100
Real estate[2]	67	46	(4)	(4)	0	4	8	117
Employee benefits	26	5	(6)	0	0	0	2	29
Deferred taxes	50	0	(4)	0	0	0	0	46
Other	36	6	(8)	(8)	0	0	3	29
Total provisions	1,198	277	(27)	(108)	0	0	71	1,411

1 Includes provisions for litigation resulting from security risks.    2 Includes reinstatement cost provisions for leasehold improvements of USD 64 million as of 31 December 2020 (31 December 2019: USD 58 million) and provisions for onerous lease contracts of USD 53 million as of 31 December 2020 (31 December 2019: USD 9 million).    3 Other includes changes related to capitalized reinstatement costs and unwind of discounting.

CHF million	Balance as of 31.12.19	Increase recognized in the income statement	Release recognized in the income statement	Provisions used in conformity with designated purpose	Recoveries	Reclassifications	Foreign currency translation / other[3]	Balance as of 31.12.20
Default risk related to loan commitments and guarantees		95	0	0	0	0	1	95
of which: incurred credit losses		6	0	0	0	0	0	6
of which: expected credit losses		89	0	0	0	0	1	89
Operational risks	12	1	0	(1)	0	(1)	0	10
Litigation, regulatory and similar matters[1]	839	77	(2)	(32)	0	0	(22)	860
Restructuring	135	24	(3)	(59)	0	(2)	(8)	88
Real estate[2]	65	42	(4)	(3)	0	3	0	104
Employee benefits	26	5	(5)	0	0	0	0	25
Deferred taxes	48	0	(3)	0	0	0	(4)	41
Other	35	6	(7)	(7)	0	0	(1)	26
Total provisions	1,160	250	(24)	(102)	0	0	(34)	1,250

1 Includes provisions for litigation resulting from security risks.    2 Includes reinstatement cost provisions for leasehold improvements of CHF 57 million as of 31 December 2020 (31 December 2019: CHF 56 million) and provisions for onerous lease contracts of CHF 47 million as of 31 December 2020 (31 December 2019: CHF 9 million).    3 Other includes changes related to capitalized reinstatement costs and unwind of discounting.

Note 12c   Balance sheet and off-balance sheet positions subject to ECL

The tables below provide ECL exposure and ECL allowance and provision information about financial instruments and certain non-financial instruments that are subject to ECL.

USD million	31.12.20
	Carrying amount[1]				ECL allowances
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	34,148	34,148	0	0	0	0	0	0
Due from banks	38,357	38,348	9	0	(7)	(7)	0	0
Receivables from securities financing transactions	63,305	63,305	0	0	(2)	(2)	0	0
Due from customers[2]	124,596	121,988	2,319	288	(374)	(76)	(20)	(277)
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity	26,354	26,354	0	0	(52)	(52)	0	0
Mortgage loans	5,406	5,193	45	167	(11)	0	0	(11)
Accrued income and prepaid expenses	1,414	1,412	2	0	0	0	0	0
Other assets[3]	922	922	0	0	(2)	0	0	(2)
Total on balance sheet financial assets in scope of ECL	294,502	291,669	2,376	457	(448)	(137)	(20)	(291)

	Total exposure				ECL provisions
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Contingent liabilities, gross	14,617	14,345	259	13	(11)	(2)	(2)	(7)
Irrevocable commitments, gross	19,337	16,790	2,523	23	(95)	(53)	(42)	0
Forward starting transactions (securities financing transactions)[4]	2,869	2,869	0	0	0	0	0	0
Other credit lines	7,378	6,842	529	7	(1)	(1)	0	0
Irrevocable committed prolongation of existing loans	1,071	1,071	0	0	0	0	0	0
Total off-balance sheet financial instruments and other credit lines in scope of ECL	45,272	41,918	3,312	43	(108)	(56)	(45)	(7)
Total allowances and provisions					(556)	(193)	(65)	(298)

1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.    2 Includes USD 4 million ECL allowances where an approach other than IFRS ECL is applied. Refer to Note 2 for more information.    3 Includes components of Other receivables due from UBS Group AG and subsidiaries in the UBS Group, settlement accounts and Other in scope of ECL. Refer to Note 17a for more information.    4 Includes forward starting reverse repurchase agreements in scope of ECL.

CHF million	31.12.20
	Carrying amount[1]				ECL allowances
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	30,239	30,239	0	0	0	0	0	0
Due from banks	33,966	33,958	8	0	(6)	(6)	0	0
Receivables from securities financing transactions	56,058	56,058	0	0	(2)	(2)	0	0
Due from customers[2]	110,334	108,024	2,054	255	(331)	(68)	(17)	(246)
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity	23,337	23,337	0	0	(46)	(46)	0	0
Mortgage loans	4,787	4,599	40	148	(10)	0	0	(10)
Accrued income and prepaid expenses	1,253	1,250	2	0	0	0	0	0
Other assets[3]	817	817	0	0	(1)	0	0	(1)
Total on balance sheet financial assets in scope of ECL	260,791	258,282	2,104	404	(397)	(122)	(17)	(258)

	Total exposure				ECL provisions
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Contingent liabilities, gross	12,944	12,703	230	11	(10)	(2)	(2)	(6)
Irrevocable commitments, gross	17,123	14,868	2,234	20	(84)	(47)	(38)	0
Forward starting transactions (securities financing transactions)[4]	2,540	2,540	0	0	0	0	0	0
Other credit lines	6,534	6,058	469	7	(1)	(1)	0	0
Irrevocable committed prolongation of existing loans	949	949	0	0	0	0	0	0
Total off-balance sheet financial instruments and other credit lines in scope of ECL	40,090	37,119	2,933	38	(95)	(50)	(40)	(6)
Total allowances and provisions					(492)	(172)	(57)	(264)

1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.    2 Includes CHF 4 million ECL allowances where an approach other than IFRS ECL is applied. Refer to Note 2 for more information.    3 Includes components of Other receivables due from UBS Group AG and subsidiaries in the UBS Group, settlement accounts and Other in scope of ECL. Refer to Note 17a for more information.    4 Includes forward starting reverse repurchase agreements in scope of ECL.

UBS AG standalone financial statements (audited)

Note 12d   Financial assets subject to credit risk by rating category

The table below shows the credit quality and the maximum exposure to credit risk based on the Group’s internal credit rating system and year-end stage classification.

Financial assets subject to credit risk by rating category
USD million	31.12.20
Rating category	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total gross carrying amount	ECL allowances	Net carrying amount (maximum exposure to credit risk)
Financial instruments measured at amortized cost
Cash and balances at central banks	34,119	28	0	0	0	0	34,148	0	34,148
of which: stage 1	34,119	28	0	0	0	0	34,148	0	34,148
Due from banks	273	36,166	523	1,381	21	0	38,364	(7)	38,357
of which: stage 1	273	36,166	523	1,381	12	0	38,355	(7)	38,348
of which: stage 2	0	0	0	0	9	0	9	0	9
of which: stage 3	0	0	0	0	0	0	0	0	0
Receivables from securities financing transactions	9,831	6,419	13,122	32,092	1,842	0	63,306	(2)	63,305
of which: stage 1	9,831	6,419	13,122	32,092	1,842	0	63,306	(2)	63,305
Due from customers	2,473	31,658	17,210	71,515	1,548	566	124,970	(374)	124,596
of which: stage 1	2,473	31,658	16,568	70,409	958	0	122,065	(76)	121,988
of which: stage 2	0	0	642	1,107	590	0	2,339	(20)	2,319
of which: stage 3	0	0	0	0	0	566	566	(277)	288
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity	0	26,406	0	0	0	0	26,406	(52)	26,354
of which: stage 1	0	26,406	0	0	0	0	26,406	(52)	26,354
of which: stage 2	0	0	0	0	0	0	0	0	0
of which: stage 3	0	0	0	0	0	0	0	0	0
Mortgage loans	0	1	80	5,155	1	179	5,417	(11)	5,406
of which: stage 1	0	1	35	5,155	1	0	5,193	0	5,193
of which: stage 2	0	0	45	0	0	0	45	0	45
of which: stage 3	0	0	0	0	0	179	179	(11)	167
Accrued income and prepaid expenses	87	83	153	1,070	20	0	1,414	0	1,414
of which: stage 1	87	83	153	1,070	18	0	1,412	0	1,412
of which: stage 2	0	0	0	0	2	0	2	0	2
of which: stage 3	0	0	0	0	0	0	0	0	0
Other assets	0	154	2	762	3	2	924	(2)	922
of which: stage 1	0	154	2	762	3	0	922	0	922
of which: stage 2	0	0	0	0	0	0	0	0	0
of which: stage 3	0	0	0	0	0	2	2	(2)	0
Total in scope of ECL assets / ECL amounts by stages	46,783	100,915	31,091	111,976	3,435	748	294,949	(448)	294,502

Off-balance sheet positions and other credit lines subject to expected credit loss by rating category
USD million	31.12.20
Rating category	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total off-balance sheet exposure (maximum exposure to credit risk)	ECL provisions
Off-balance sheet (in scope of ECL)
Contingent liabilities, gross	2,957	8,574	998	1,453	622	13	14,617	(11)
of which: stage 1	2,957	8,538	968	1,372	510	0	14,345	(2)
of which: stage 2	0	36	31	81	112	0	259	(2)
of which: stage 3	0	0	0	0	0	13	13	(7)
Irrevocable commitments, gross	1,778	6,885	2,872	3,593	4,186	23	19,337	(95)
of which: stage 1	1,778	6,415	2,275	3,241	3,081	0	16,790	(53)
of which: stage 2	0	470	597	351	1,105	0	2,523	(42)
of which: stage 3	0	0	0	0	0	23	23	0
Forward starting transactions (securities financing transactions)	0	150	0	2,719	0	0	2,869	0
of which: stage 1	0	150	0	2,719	0	0	2,869	0
of which: stage 2	0	0	0	0	0	0	0	0
of which: stage 3	0	0	0	0	0	0	0	0
Other credit lines	3	840	166	5,145	1,217	7	7,378	(1)
of which: stage 1	3	794	36	5,068	941	0	6,842	(1)
of which: stage 2	0	46	130	78	276	0	529	0
of which: stage 3	0	0	0	0	0	7	7	0
Irrevocable committed prolongation of existing loans	0	1,071	0	0	0	0	1,071	0
of which: stage 1	0	1,071	0	0	0	0	1,071	0
of which: stage 2	0	0	0	0	0	0	0	0
of which: stage 3	0	0	0	0	0	0	0	0
Total off-balance sheet financial instruments and other credit lines	4,738	17,521	4,036	12,910	6,025	43	45,272	(108)

Note 12d   Financial assets subject to credit risk by rating category (continued)

Financial assets subject to credit risk by rating category
CHF million	31.12.20
Rating category	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total gross carrying amount	ECL allowances	Net carrying amount (maximum exposure to credit risk)
Financial instruments measured at amortized cost
Cash and balances at central banks	30,214	25	0	0	0	0	30,239	0	30,239
of which: stage 1	30,214	25	0	0	0	0	30,239	0	30,239
Due from banks	241	32,026	463	1,223	19	0	33,973	(6)	33,966
of which: stage 1	241	32,026	463	1,223	11	0	33,965	(6)	33,958
of which: stage 2	0	0	0	0	8	0	8	0	8
of which: stage 3	0	0	0	0	0	0	0	0	0
Receivables from securities financing transactions	8,706	5,685	11,620	28,419	1,631	0	56,060	(2)	56,058
of which: stage 1	8,706	5,685	11,620	28,419	1,631	0	56,060	(2)	56,058
Due from customers	2,190	28,034	15,240	63,329	1,371	501	110,665	(331)	110,334
of which: stage 1	2,190	28,034	14,671	62,349	848	0	108,092	(68)	108,024
of which: stage 2	0	0	569	980	523	0	2,071	(17)	2,054
of which: stage 3	0	0	0	0	0	501	501	(246)	255
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity	0	23,383	0	0	0	0	23,383	(46)	23,337
of which: stage 1	0	23,383	0	0	0	0	23,383	(46)	23,337
of which: stage 2	0	0	0	0	0	0	0	0	0
of which: stage 3	0	0	0	0	0	0	0	0	0
Mortgage loans	0	1	71	4,565	1	159	4,797	(10)	4,787
of which: stage 1	0	1	31	4,565	1	0	4,598	0	4,599
of which: stage 2	0	0	40	0	0	0	40	0	40
of which: stage 3	0	0	0	0	0	159	159	(10)	148
Accrued income and prepaid expenses	77	74	136	948	18	0	1,252	0	1,253
of which: stage 1	77	74	136	948	16	0	1,250	0	1,250
of which: stage 2	0	0	0	0	1	0	2	0	2
of which: stage 3	0	0	0	0	0	0	0	0	0
Other assets	0	137	2	675	3	2	818	(1)	817
of which: stage 1	0	137	2	675	3	0	817	0	817
of which: stage 2	0	0	0	0	0	0	0	0	0
of which: stage 3	0	0	0	0	0	2	2	(1)	0
Total in scope of ECL assets / ECL amounts by stages	41,428	89,364	27,532	99,159	3,042	662	261,188	(397)	260,791

Off-balance sheet positions and other credit lines subject to expected credit loss by rating category
CHF million	31.12.20
Rating category	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total off-balance sheet exposure (maximum exposure to credit risk)	ECL provisions
Off-balance sheet (in scope of ECL)
Contingent liabilities, gross	2,619	7,592	884	1,287	551	11	12,944	(10)
of which: stage 1	2,619	7,561	857	1,215	452	0	12,703	(2)
of which: stage 2	0	31	27	72	99	0	230	(2)
of which: stage 3	0	0	0	0	0	11	11	(6)
Irrevocable commitments, gross	1,574	6,097	2,543	3,182	3,707	20	17,123	(84)
of which: stage 1	1,574	5,681	2,015	2,870	2,728	0	14,868	(47)
of which: stage 2	0	416	528	311	979	0	2,234	(38)
of which: stage 3	0	0	0	0	0	20	20	0
Forward starting transactions (securities financing transactions)	0	133	0	2,407	0	0	2,540	0
of which: stage 1	0	133	0	2,407	0	0	2,540	0
of which: stage 2	0	0	0	0	0	0	0	0
of which: stage 3	0	0	0	0	0	0	0	0
Other credit lines	3	744	147	4,556	1,078	7	6,534	(1)
of which: stage 1	3	703	32	4,488	833	0	6,058	(1)
of which: stage 2	0	41	115	69	244	0	469	(1)
of which: stage 3	0	0	0	0	0	7	7	0
Irrevocable committed prolongation of existing loans	0	949	0	0	0	0	949	0
of which: stage 1	0	949	0	0	0	0	949	0
of which: stage 2	0	0	0	0	0	0	0	0
of which: stage 3	0	0	0	0	0	0	0	0
Total off-balance sheet financial instruments and other credit lines	4,196	15,515	3,574	11,432	5,336	38	40,090	(95)

›   Refer to Note 9 of the UBS AG consolidated financial statements in the UBS Group AG and UBS AG Annual Report 2020 for more information on ECL in accordance with IFRS

UBS AG standalone financial statements (audited)

Note 13  Trading portfolio and other financial instruments measured at fair value

	USD million		CHF million
	31.12.20	31.12.19	31.12.20	31.12.19

Assets
Trading portfolio assets	115,164	116,843	101,981	113,119
of which: debt instruments[1]	20,908	17,893	18,515	17,323
of which: listed	16,223	14,522	14,366	14,059
of which: equity instruments	90,013	96,034	79,709	92,973
of which: precious metals and other physical commodities	4,243	2,916	3,757	2,823
Total assets measured at fair value	115,164	116,843	101,981	113,119
of which: fair value derived using a valuation model	15,628	11,755	13,839	11,380
of which: securities eligible for repurchase transactions in accordance with liquidity regulations[2]	10,662	10,304	9,441	9,976

Liabilities
Trading portfolio liabilities	28,806	25,292	25,509	24,486
of which: debt instruments[1]	6,010	4,019	5,322	3,891
of which: listed	5,576	3,799	4,937	3,678
of which: equity instruments	22,796	21,273	20,186	20,595
Financial liabilities designated at fair value[3]	58,737	65,647	52,014	63,555
Total liabilities measured at fair value	87,543	90,939	77,522	88,041
of which: fair value derived using a valuation model	64,392	69,286	57,021	67,078

1 Includes money market paper.    2 Consists of high-quality liquid debt securities that are eligible for repurchase transactions at the Swiss National Bank or other central banks.    3 Refer to Note 20 for more information.

Note 14  Derivative instruments1

	31.12.20			31.12.19
USD billion	Derivative financial assets	Derivative financial liabilities	Total notional values	Derivative financial assets	Derivative financial liabilities	Total notional values
Interest rate contracts
Forwards[2]	0.1	0.5	2,621	0.1	0.4	3,167
Swaps	42.6	32.9	8,896	35.7	27.5	8,916
of which: designated in hedge accounting relationships	0.0	0.0	110	0.0	0.0	108
Futures	0.0	0.0	476	0.0	0.0	544
Over-the-counter (OTC) options	10.1	12.6	908	8.1	10.0	951
Exchange-traded options	0.0	0.0	190	0.1	0.1	380
Total	52.9	46.0	13,092	43.9	37.9	13,958
Foreign exchange contracts
Forwards	27.3	29.0	1,633	22.4	23.4	1,902
of which: designated in hedge accounting relationships	0.0	0.0	0	0.0	0.0	0
Swaps	34.6	35.0	3,387	23.2	24.0	3,043
of which: designated in hedge accounting relationships	0.5	0.2	34	0.0	0.2	11
Futures	0.0	0.0	1	0.0	0.0	1
Over-the-counter (OTC) options	7.2	7.1	837	7.3	6.9	1,267
Exchange-traded options	0.1	0.1	9	0.0	0.0	8
Total	69.1	71.2	5,867	52.9	54.3	6,221
Equity contracts
Forwards	0.4	0.4	32	0.0	0.1	25
Swaps	6.5	10.0	209	4.1	5.8	185
Futures	0.0	0.0	63	0.0	0.0	79
Over-the-counter (OTC) options	7.3	11.1	242	5.3	7.0	245
Exchange-traded options	14.0	13.1	615	8.6	8.0	569
Total	28.2	34.6	1,159	18.1	20.8	1,104
Credit derivative contracts
Credit default swaps	1.6	1.9	119	1.8	2.1	131
Total return swaps	0.3	0.4	5	0.3	0.9	5
Other	0.0	0.0	2	0.0	0.0	4
Total	1.9	2.3	126	2.1	3.0	141
Commodity, precious metals and other contracts
Forwards[3]	0.2	0.2	37	0.1	0.2	17
Swaps	0.5	0.8	36	0.4	0.6	29
Futures	0.0	0.0	9	0.0	0.0	12
Over-the-counter (OTC) options	1.0	0.7	41	1.0	0.4	51
Exchange-traded options	0.5	0.4	3	0.4	0.5	27
Total	2.2	2.0	126	1.8	1.7	136
Total before netting	154.3	156.2	20,371	118.7	117.6	21,559
of which: trading derivatives	153.8	156.0		118.7	117.5
of which: fair value derived using a valuation model	153.1	155.3		118.4	117.1
of which: derivatives designated in hedge accounting relationships	0.5	0.2		0.1	0.2
of which: fair value derived using a valuation model	0.5	0.2		0.1	0.2
Netting with cash collateral payables / receivables	(19.8)	(16.9)		(16.8)	(11.8)
Replacement value netting	(117.4)	(117.4)		(89.5)	(89.5)
Total after netting	17.2	21.9		12.4	16.3
of which: with central clearing counterparties	0.8	0.6		0.4	0.6
of which: with bank and broker-dealer counterparties	7.8	6.0		5.3	5.0
of which: other client counterparties	8.6	15.3		6.7	10.7

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. The replacement values and related notional values of these derivatives were not material for the periods presented.    2 Includes forward rate agreements.    3 Starting with this report, includes certain derivative loan commitments, which were previously presented in the off-balance sheet section of the financial statements under Irrevocable loan commitments. Notional values of USD 9 billion as of 31 December 2020 (31 December 2019: USD 7 billion) and related fair values of USD 30 million (31 December 2019: USD 0 million) are presented in this table. Prior periods have been amended to ensure comparability.

UBS AG standalone financial statements (audited)

Note 14  Derivative instruments (continued)1

	31.12.20			31.12.19
CHF billion	Derivative financial assets	Derivative financial liabilities	Total notional values	Derivative financial assets	Derivative financial liabilities	Total notional values
Interest rate contracts
Forwards[2]	0.1	0.4	2,321	0.1	0.3	3,066
Swaps	37.8	29.2	7,878	34.5	26.6	8,632
of which: designated in hedge accounting relationships	0.0	0.0	98	0.0	0.0	104
Futures	0.0	0.0	422	0.0	0.0	527
Over-the-counter (OTC) options	8.9	11.1	804	7.9	9.7	921
Exchange-traded options	0.0	0.0	168	0.1	0.1	368
Total	46.8	40.8	11,594	42.5	36.7	13,513
Foreign exchange contracts
Forwards	24.2	25.7	1,446	21.7	22.6	1,842
of which: designated in hedge accounting relationships	0.0	0.0	0	0.0	0.0	0
Swaps	30.7	31.0	2,999	22.4	23.2	2,946
of which: designated in hedge accounting relationships	0.4	0.2	30	0.0	0.2	10
Futures	0.0	0.0	1	0.0	0.0	1
Over-the-counter (OTC) options	6.3	6.3	741	7.1	6.6	1,227
Exchange-traded options	0.1	0.1	8	0.0	0.0	8
Total	61.2	63.0	5,195	51.2	52.5	6,023
Equity contracts
Forwards	0.3	0.3	28	0.0	0.1	24
Swaps	5.8	8.9	185	4.0	5.6	180
Futures	0.0	0.0	56	0.0	0.0	76
Over-the-counter (OTC) options	6.5	9.8	214	5.1	6.7	238
Exchange-traded options	12.4	11.6	544	8.3	7.7	551
Total	25.0	30.7	1,027	17.5	20.1	1,069
Credit derivative contracts
Credit default swaps	1.4	1.7	106	1.7	2.0	127
Total return swaps	0.3	0.3	4	0.3	0.8	5
Other	0.0	0.0	2	0.0	0.0	4
Total	1.7	2.0	112	2.0	2.9	136
Commodity, precious metals and other contracts
Forwards[3]	0.1	0.2	33	0.1	0.2	16
Swaps	0.5	0.7	32	0.4	0.6	28
Futures	0.0	0.0	8	0.0	0.0	12
Over-the-counter (OTC) options	0.9	0.6	36	0.9	0.4	49
Exchange-traded options	0.5	0.3	3	0.3	0.5	26
Total	1.9	1.8	112	1.7	1.7	131
Total before netting	136.7	138.3	18,039	114.9	113.9	20,872
of which: trading derivatives	136.2	138.1		114.9	113.7
of which: fair value derived using a valuation model	135.6	137.5		114.6	113.4
of which: derivatives designated in hedge accounting relationships	0.4	0.2		0.1	0.2
of which: fair value derived using a valuation model	0.4	0.2		0.1	0.2
Netting with cash collateral payables / receivables	(17.5)	(15.0)		(16.3)	(11.5)
Replacement value netting	(103.9)	(103.9)		(86.6)	(86.6)
Total after netting	15.2	19.4		12.0	15.8
of which: with central clearing counterparties	0.7	0.5		0.4	0.6
of which: with bank and broker-dealer counterparties	6.9	5.3		5.1	4.9
of which: other client counterparties	7.6	13.6		6.5	10.3

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. The replacement values and related notional values of these derivatives were not material for the periods presented.    2 Includes forward rate agreements.    3 Starting with this report, includes certain derivative loan commitments, which were previously presented in the off-balance sheet section of the financial statements under Irrevocable loan commitments. Notional values of CHF 8 billion as of 31 December 2020 (31 December 2019: CHF 7 billion) and related fair values of CHF 27 million (31 December 2019: CHF 0 million) are presented in this table. Prior periods have been amended to ensure comparability.

Note 15a  Financial investments by instrument type

	31.12.20		31.12.19
USD million	Carrying amount	Fair value	Carrying amount	Fair value
Debt instruments	23,807	24,518	23,402	23,523
of which: held to maturity	6,321	6,524	3,048	3,089
of which: available for sale	17,485	17,995	20,353	20,434
Equity instruments	44	53	60	68
of which: qualified participations[1]	21	21	32	32
Property	1	1	1	1
Total financial investments	23,852	24,573	23,463	23,593
of which: securities eligible for repurchase transactions in accordance with liquidity regulations[2]	20,979	21,313	18,978	19,095

1 Qualified participations are investments in which UBS AG holds 10% or more of the total capital or has at least 10% of total voting rights.    2 Consists of high-quality liquid debt securities that are eligible for repurchase transactions at the Swiss National Bank or other central banks.

	31.12.20		31.12.19
CHF million	Carrying amount	Fair value	Carrying amount	Fair value
Debt instruments	21,082	21,712	22,656	22,774
of which: held to maturity	5,598	5,777	2,951	2,991
of which: available for sale	15,484	15,935	19,705	19,783
Equity instruments	39	47	58	66
of which: qualified participations[1]	18	18	31	31
Property	1	1	1	1
Total financial investments	21,122	21,760	22,715	22,841
of which: securities eligible for repurchase transactions in accordance with liquidity regulations[2]	18,578	18,874	18,373	18,486

1 Qualified participations are investments in which UBS AG holds 10% or more of the total capital or has at least 10% of total voting rights.    2 Consists of high-quality liquid debt securities that are eligible for repurchase transactions at the Swiss National Bank or other central banks.

Note 15b  Financial investments by counterparty rating – debt instruments

	USD million		CHF million
	31.12.20	31.12.19	31.12.20	31.12.19
Internal UBS rating[1]
0–1	19,421	17,945	17,198	17,373
2–3	4,367	5,456	3,867	5,282
4–5	1	1	1	1
6–8	0	0	0	0
9–13	0	0	0	0
Non-rated	18	0	16	0
Total financial investments	23,807	23,402	21,082	22,656
1 Refer to Note 19 for more information.

Note 16  Investments in subsidiaries and other participations

	Registered office	Equity interest accumulated in %	Carrying amount in USD million		Carrying amount in CHF million
			31.12.20	31.12.19	31.12.20	31.12.19
UBS Americas Holding LLC	Wilmington, Delaware, USA	100	32,208	32,159	28,521	31,134
UBS Switzerland AG	Zurich, Switzerland	100	7,983	7,982	7,069	7,728
UBS Europe SE	Frankfurt, Germany	100	5,190	4,806	4,596	4,653
UBS Asset Management AG	Zurich, Switzerland	100	1,669	1,643	1,478	1,590
Other			3,395	3,041	3,007	2,944
Total investments in subsidiaries and other participations			50,444	49,631	44,670	48,049

UBS AG standalone financial statements (audited)

Note 17a  Other assets

	USD million		CHF million
	31.12.20	31.12.19	31.12.20	31.12.19
Bail deposit[1]	1,406	1,282	1,245	1,241
Settlement and clearing accounts	34	64	30	62
VAT and other indirect tax receivables	153	192	135	186
Other	1,091	1,620	965	1,567
of which: other receivables due from UBS Group AG and subsidiaries in the UBS Group	741	820	656	794
Total other assets	2,684[2]	3,158	2,375[2]	3,056

1 Refer to item 1 in Note 18b to the UBS AG consolidated financial statements in the UBS Group AG and UBS AG Annual Report 2020 for more information.    2 Includes components of Other receivables due from UBS Group AG and subsidiaries in the UBS Group, settlement accounts and other assets totaling USD 922 million (CHF 817 million), which are in scope of expected credit loss accounting. Refer to Note 12c for more information.

Note 17b  Other liabilities

	USD million		CHF million
	31.12.20	31.12.19	31.12.20	31.12.19
Deferral position for hedging instruments	3,587	1,903	3,177	1,843
Settlement and clearing accounts	182	207	161	200
Net defined benefit liabilities	100	87	89	84
VAT and other indirect tax payables	101	97	89	94
Other	1,621	1,257	1,436	1,218
of which: other payables due to UBS Group AG and subsidiaries in the UBS Group	994	1,024	880	991
Total other liabilities	5,591	3,551	4,951	3,439

Note 18  Pledged assets

The table below provides information on pledged assets, other than assets placed with central banks related to undrawn credit lines and for payment, clearing and settlement purposes (31 December 2020: USD 1.2 billion (CHF 1.1 billion); 31 December 2019: USD 0.6 billion (CHF 0.6 billion)) and those pledged in connection with securities financing transactions (refer to Note 10 for more information).

	31.12.20	31.12.19
USD million	Carrying amount of pledged assets	Carrying amount of pledged assets
Securities[1]	1,995	4,356
Property[2]	2,490	2,651
Total pledged assets	4,484	7,007

1 Includes securities pledged for derivative transactions, where the replacement values are managed on a portfolio basis across counterparties and product types, and therefore there is no direct relationship between the specific collateral pledged and the associated liability. Also includes amounts pledged in connection with a guarantee which is recognized as an off-balance sheet exposure within Contingent liabilities of USD 814 million as of 31 December 2020 (USD 570 million as of 31 December 2019).    2 These pledged properties serve as collateral for an existing mortgage loan from UBS Switzerland AG, the carrying amount of which was USD 3,105 million as of 31 December 2020 (USD 3,388 million as of 31 December 2019).

	31.12.20	31.12.19
CHF million	Carrying amount of pledged assets	Carrying amount of pledged assets
Securities[1]	1,766	4,217
Property[2]	2,205	2,567
Total pledged assets	3,971	6,784

1 Includes securities pledged for derivative transactions, where the replacement values are managed on a portfolio basis across counterparties and product types, and therefore there is no direct relationship between the specific collateral pledged and the associated liability. Also includes amounts pledged in connection with a guarantee which is recognized as an off-balance sheet exposure within Contingent liabilities of CHF 721 million as of 31 December 2020 (CHF 552 million as of 31 December 2019).    2 These pledged properties serve as collateral for an existing mortgage loan from UBS Switzerland AG, the carrying amount of which was CHF 2,750 million as of 31 December 2020 (CHF 3,280 million as of 31 December 2019).

Note 19  Country risk of total assets

The table below provides a breakdown of total non-Swiss assets by credit rating. These credit ratings reflect the sovereign credit rating of the country to which the ultimate risk of the underlying asset is related. The ultimate country of risk for unsecured loan positions is the domicile of the immediate borrower or, in the case of a legal entity, the domicile of the ultimate parent entity. For collateralized or guaranteed positions, the ultimate country of risk is the domicile of the provider of the collateral or guarantor or, if applicable, the domicile of the ultimate parent entity of the provider of the collateral or guarantor. For mortgage loans, the ultimate country of risk is the country where the real estate is located. Similarly, the ultimate country of risk for property and equipment is the country where the property and equipment is located. Assets for which Switzerland is the ultimate country of risk are provided separately at the bottom of the table in order to provide a reconciliation to total balance sheet assets.

›   Refer to the “Risk management and control” section of the UBS Group AG and UBS AG Annual Report 2020 for more information

						31.12.20		31.12.19
Classification	Internal UBS rating	Description	Moody’s Investors Service	Standard & Poor’s	Fitch	USD million	%	USD million	%
Low risk	0 and 1	Investment grade	Aaa	AAA	AAA	224,813	44	219,712	46
	2		Aa1 to Aa3	AA+ to AA–	AA+ to AA–	120,528	24	100,804	21
Medium risk	3		A1 to A3	A+ to A–	A+ to A–	67,440	13	65,739	14
	4		Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	12,462	2	12,915	3
	5		Baa3	BBB–	BBB–	6,038	1	5,457	1
High risk	6	Sub-investment grade	Ba1	BB+	BB+	914	0	2,662	1
	7		Ba2	BB	BB	4,157	1	3,427	1
	8		Ba3	BB–	BB–	860	0	42	0
	9		B1	B+	B+	1,098	0	493	0
Very high risk	10		B2	B	B	388	0	569	0
	11		B3	B–	B–	169	0	84	0
	12		Caa			211	0	228	0
	13		Ca to C	CCC to C	CCC to C	61	0	34	0
Distressed	Default	Defaulted		D	D	87	0	75	0
Subtotal						439,227	86	412,241	86
Switzerland						69,797	14	66,706	14
Total assets						509,024	100	478,946	100

						31.12.20		31.12.19
Classification	Internal UBS rating	Description	Moody’s Investors Service	Standard & Poor’s	Fitch	CHF million	%	CHF million	%
Low risk	0 and 1	Investment grade	Aaa	AAA	AAA	199,077	44	212,707	46
	2		Aa1 to Aa3	AA+ to AA–	AA+ to AA–	106,732	24	97,593	21
Medium risk	3		A1 to A3	A+ to A–	A+ to A–	59,721	13	63,644	14
	4		Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	11,036	2	12,503	3
	5		Baa3	BBB–	BBB–	5,347	1	5,283	1
High risk	6	Sub-investment grade	Ba1	BB+	BB+	810	0	2,577	1
	7		Ba2	BB	BB	3,681	1	3,317	1
	8		Ba3	BB–	BB–	762	0	41	0
	9		B1	B+	B+	972	0	477	0
Very high risk	10		B2	B	B	344	0	551	0
	11		B3	B–	B–	149	0	81	0
	12		Caa			187	0	220	0
	13		Ca to C	CCC to C	CCC to C	54	0	33	0
Distressed	Default	Defaulted		D	D	77	0	73	0
Subtotal						388,948	86	399,101	86
Switzerland						61,808	14	64,580	14
Total assets						450,756	100	463,681	100

UBS AG standalone financial statements (audited)

Note 20  Structured debt instruments

The table below provides a breakdown of financial liabilities designated at fair value that are considered structured debt instruments.

	USD million		CHF million
	31.12.20	31.12.19	31.12.20	31.12.19
Fixed-rate bonds with structured features	1,890	3,221	1,674	3,119
Structured debt instruments issued:
Equity-linked	40,848	41,466	36,172	40,145
Rates-linked	10,690	15,945	9,466	15,437
Credit-linked	1,613	1,621	1,429	1,569
Commodity-linked[1]	1,497	1,567	1,326	1,517
FX-linked	589	439	521	425
Structured over-the-counter (OTC) debt instruments	1,611	1,386	1,426	1,342
Total financial liabilities designated at fair value	58,737	65,647	52,014	63,555
1 Includes precious metals-linked debt instruments issued.

In addition to Financial liabilities designated at fair value, certain structured debt instruments were reported within the balance sheet lines Due to banks, Due to customers and Bonds issued. These instruments were bifurcated for measurement purposes. As of 31 December 2020, the total carrying amount of the host instruments was USD 7,003 million (CHF 6,201 million) (31 December 2019: USD 3,696 million (CHF 3,578 million)) and the total carrying amount of the bifurcated embedded derivatives was positive USD 54 million (CHF 48 million) (31 December 2019: positive USD 54 million (CHF 52 million)).

Note 21a  Share capital

UBS AG shares

As of 31 December 2020, UBS AG’s share capital of CHF 386 million (31 December 2019: CHF 386 million) consisted of fully paid up registered issued shares with a nominal value of CHF 0.10, which entitle the holder to one vote at the UBS AG shareholders’ meeting, if entered into the share register as having the right to vote, as well as a proportionate share of distributed dividends. UBS AG’s shares are not subject to any restrictions or limitations on their transferability.

As of 31 December 2020, shares issued by UBS AG totaled 3,858,408,466 shares (unchanged from 31 December 2019). The shares were all dividend bearing and held by UBS Group AG.

Additionally, as of 31 December 2020, 380,000,000 registered shares with a nominal value of CHF 0.10 each were available to be issued out of conditional capital (unchanged from 31 December 2019).

Non-distributable reserves

Non-distributable reserves consist of 50% of the share capital of UBS AG, amounting to USD 197 million (CHF 193 million) as of 31 December 2020 (unchanged from 31 December 2019).

Note 21b  Significant shareholders

The sole direct shareholder of UBS AG is UBS Group AG, which holds 100% of UBS AG shares. These shares are entitled to voting rights. Indirect shareholders of UBS AG included in the table below comprise direct shareholders of UBS Group AG (acting in their own name or in their capacity as nominees for other investors or beneficial owners) that were registered in the UBS Group AG share register with 3% or more of the share capital of UBS Group AG as of 31 December 2020 or as of 31 December 2019. The shares and share capital of UBS AG held by indirect shareholders, as shown in the table below, represent their relative holding of UBS Group AG shares. They do not have voting rights in UBS AG.

›   Refer to Note 23 of the UBS Group AG standalone financial statements in the UBS Group AG Annual Report 2020 for more information on significant shareholders of UBS Group AG

	31.12.20		31.12.19
USD million, except where indicated	Share capital held	Shares held (%)	Share capital held	Shares held (%)
Significant direct shareholder of UBS AG
UBS Group AG	393	100	393	100
Significant indirect shareholders of UBS AG
Chase Nominees Ltd., London	41	10	43	11
Nortrust Nominees Ltd., London	20	5	19	5
DTC (Cede & Co.), New York[1]	20	5	30	8
1 DTC (Cede & Co.), New York, “The Depository Trust Company,” is a US securities clearing organization.

	31.12.20		31.12.19
CHF million, except where indicated	Share capital held	Shares held (%)	Share capital held	Shares held (%)
Significant direct shareholder of UBS AG
UBS Group AG	386	100	386	100
Significant indirect shareholders of UBS AG
Chase Nominees Ltd., London	40	10	42	11
Nortrust Nominees Ltd., London	20	5	19	5
DTC (Cede & Co.), New York[1]	19	5	29	8
1 DTC (Cede & Co.), New York, “The Depository Trust Company,” is a US securities clearing organization.

UBS AG standalone financial statements (audited)

Note 22  Swiss pension plan and non-Swiss defined benefit plans

a) Assets related to non-Swiss defined benefit plans	USD million		CHF million
	31.12.20	31.12.19	31.12.20	31.12.19
Net defined benefit assets for non-Swiss defined benefit plans[1]	27	9	24	9
Total assets for non-Swiss defined benefit plans	27	9	24	9

1 As of 31 December 2020, USD 27 million (CHF 24 million) related to the US plans. As of 31 December 2019, USD 5 million (CHF 5 million) related to the US plans and USD 4 million (CHF 4 million) related to the UK plans.

b) Liabilities related to Swiss pension plan and non-Swiss defined benefit plans	USD million		CHF million
	31.12.20	31.12.19	31.12.20	31.12.19
Provision for Swiss pension plan	0	0	0	0
Net defined benefit liabilities for non-Swiss defined benefit plans[1]	100	87	89	84
Total provision for Swiss pension plan and net defined benefit liabilities for non-Swiss defined benefit plans	100	87	89	84
Bank accounts at UBS and UBS debt instruments held by Swiss pension fund	19	12	17	12
UBS derivative financial instruments held by Swiss pension fund	12	2	10	2
Total liabilities related to Swiss pension plan and non-Swiss defined benefit plans	131	101	116	98

1 As of 31 December 2020, USD 48 million (CHF 42 million) related to the US plans and USD 36 million (CHF 32 million) related to the UK plans. As of 31 December 2019, USD 50 million (CHF 49 million) related to the US plans and USD 22 million (CHF 21 million) related to the UK plans.

c) Swiss pension plan
	USD million		CHF million
	As of or for the year ended
	31.12.20	31.12.19	31.12.20	31.12.19
Pension plan surplus[1]	569	441	504	427
Economic benefit / (obligation) of UBS AG	0	0	0	0
Change in economic benefit / obligation recognized in the income statement	0	0	0	0
Employer contributions in the period recognized in the income statement	54	35	51	34
Performance awards-related employer contributions accrued	6	7	5	6
Total pension expense recognized in the income statement within Personnel expenses	59	42	56	41

1 The pension plan surplus is determined in accordance with FER 26 and consists of the reserve for the fluctuation in asset value. The surplus did not represent an economic benefit for UBS AG in accordance with FER 16 as of both 31 December 2020 and 31 December 2019.

UBS AG has elected to apply FER 16 for its Swiss pension plan and IFRS (IAS 19) for its non-Swiss defined benefit plans. However, remeasurements of the defined benefit obligations for non-Swiss defined benefit plans are recognized in the income statement rather than directly in equity.

›   Refer to Note 2 for more information

›   Refer to Note 26 of the UBS AG consolidated financial statements in the UBS Group AG and UBS AG Annual Report 2020 for more information on non-Swiss defined benefit plans in accordance with IFRS

The Swiss pension plan had no employer contribution reserve as of both 31 December 2020 and 31 December 2019.

Note 23  Related parties

Transactions with related parties are conducted at internally agreed transfer prices, at arm’s length or, with respect to loans, fixed advances and mortgages to non-independent members of the governing bodies in the ordinary course of business, on substantially the same terms and conditions that are available to other employees, including interest rates and collateral, and neither involve more than the normal risk of collectability nor contain any other unfavorable features for the firm. Independent members of the governing bodies are granted loans and mortgages in the ordinary course of business at general market conditions.

	31.12.20		31.12.19
USD million	Amounts due from	Amounts due to	Amounts due from	Amounts due to
Qualified shareholders[1]	1,219	57,661	973	50,576
of which: due from / to customers	1,204	3,043	931	1,996
of which: funding received from UBS Group AG eligible as total loss-absorbing capacity at UBS AG level		53,585		47,553
Subsidiaries	98,938	62,340	79,939	79,702
of which: due from / to banks	30,445	41,684	22,516	57,167
of which: due from / to customers	20,246	2,877	17,036	2,148
of which: receivables / payables from securities financing transactions	17,058	13,978	12,229	17,556
of which: funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity	26,354		24,203
Affiliated entities[2]	235	277	315	240
of which: due from / to customers	209	42	271	19
Members of governing bodies[3]	38		33
External auditors		4		3
Other related parties[4]	55	2		2

1 The qualified shareholder of UBS AG is UBS Group AG.    2 Affiliated entities of UBS AG are all direct subsidiaries of UBS Group AG.    3 Members of governing bodies consist of the members of the Board of Directors and Group Executive Board of UBS Group AG and the members of the Board of Directors and Executive Board of UBS AG.    4 Includes amounts due to / from other participations.

	31.12.20		31.12.19
CHF million	Amounts due from	Amounts due to	Amounts due from	Amounts due to
Qualified shareholders[1]	1,080	51,061	942	48,964
of which: due from / to customers	1,066	2,694	901	1,932
of which: funding received from UBS Group AG eligible as total loss-absorbing capacity at UBS AG level		47,451		46,037
Subsidiaries	87,613	55,204	77,391	77,162
of which: due from / to banks	26,960	36,913	21,799	55,345
of which: due from / to customers	17,928	2,548	16,493	2,079
of which: receivables / payables from securities financing transactions	15,105	12,378	11,839	16,996
of which: funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity	23,337		23,432
Affiliated entities[2]	208	245	305	233
of which: due from / to customers	185	37	262	18
Members of governing bodies[3]	34		32
External auditors		3		3
Other related parties[4]	49	2		2

1 The qualified shareholder of UBS AG is UBS Group AG.    2 Affiliated entities of UBS AG are all direct subsidiaries of UBS Group AG.    3 Members of governing bodies consist of the members of the Board of Directors and Group Executive Board of UBS Group AG and the members of the Board of Directors and Executive Board of UBS AG.    4 Includes amounts due to / from other participations.

As of 31 December 2020, off-balance sheet positions related to subsidiaries amounted to USD 8.0 billion (CHF 7.1 billion) (31 December 2019: USD 8.5 billion (CHF 8.2 billion)), of which USD 6.1 billion (CHF 5.4 billion) were guarantees to third parties (31 December 2019: USD 5.9 billion (CHF 5.7 billion)) and USD 1.3 billion (CHF 1.2 billion) were loan commitments (31 December 2019: USD 1.4 billion (CHF 1.4 billion)).

UBS AG standalone financial statements (audited)

Note 24  Fiduciary transactions

	USD million		CHF million
	31.12.20	31.12.19	31.12.20	31.12.19
Fiduciary deposits	192	212	170	205
of which: placed with third-party banks	192	212	170	205
of which: placed with subsidiaries and affiliated entities	0	0	0	0
Total fiduciary transactions	192	212	170	205

Fiduciary transactions encompass transactions entered into by UBS AG that result in holding or placing assets on behalf of individuals, trusts, defined benefit plans and other institutions. Unless the recognition criteria for the assets are satisfied, these assets and the related income are excluded from UBS AG’s balance sheet and income statement but disclosed in this Note as off-balance sheet fiduciary transactions. Client deposits that are initially placed as fiduciary transactions with UBS AG may be recognized on UBS AG’s balance sheet in situations in which the deposit is subsequently placed within UBS AG. In such cases, these deposits are not reported in the table above.

Note 25a  Invested assets and net new money

	USD billion		CHF billion
	As of or for the year ended		As of or for the year ended
	31.12.20	31.12.19	31.12.20	31.12.19
Discretionary assets	63	57	55	55
Other invested assets	535	443	474	429
Total invested assets	598	500	529	484
of which: double counts	0	0	0	0
Net new money	9	19	8	19

Note 25b  Development of invested assets

	USD billion		CHF billion
	31.12.20	31.12.19	31.12.20	31.12.19
Total invested assets at the beginning of the year	500	588[1]	484	578[1]
Net new money	9	19	8	19
Market movements[2]	83	78	73	76
Foreign currency translation	5	6	(36)	(3)
Transfer to UBS Asset Management Switzerland AG3	0	(189)	0	(183)
Other effects	0	(2)	0	(3)
Total invested assets at the end of the year	598	500	529	484

1 Includes double counts.    2 Includes interest and dividend income.    3 Refer to Note 25 of the UBS AG standalone financial statements and regulatory information for the year ended 31 December 2019 for more information.

›   Refer to Note 32 of the UBS AG consolidated financial statements in the UBS Group AG and UBS AG Annual Report 2020 for more information

Note 26  Change in organization

Transfer of Global Wealth Management international from UBS Switzerland AG to UBS AG

In the fourth quarter of 2020, UBS decided not to proceed with the transfer of a portion of the Global Wealth Management business booked in Switzerland from UBS Switzerland AG to UBS AG. As a result of this decision, the beneficial ownership of that business was re-transferred from UBS AG to UBS Switzerland AG with effective date 31 December 2020, and a USD 67 million (CHF 59 million) impairment of internally generated software has been recognized within Property, equipment and software. UBS AG’s share of the profits for the full year of USD 378 million (CHF 354 million) is reflected in Fee and commission income from securities and investment business and other fee and commission income.

UBS AG standalone financial statements (audited)

EY
Building a better working world

Ernst & Young Ltd
Aeschengraben 27
P.O. Box
CH-4002 Basel

Phone: +41 58 286 86 86
Fax: +41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS AG, Zurich and Basel

Basel, 4 March 2021

Report of the statutory auditor on the financial statements

As statutory auditor, we have audited the financial statements of UBS AG, which comprise the balance sheet, income statement and notes (pages 2 to 32), for the year ended 31 December 2020.

Board of Directors' responsibility
The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements for the year ended 31 December 2020 comply with Swiss law and the company's articles of incorporation.

Report on key audit matters based on the circular 1/2015 of the Federal Audit Oversight Authority
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the *Auditor's responsibility* section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the financial statements.

EY
Building a better working world

2

Legal provisions & contingent liabilities

Area of focus	We focused on this area because UBS AG operates in a legal and regulatory environment that is exposed to significant litigation and similar risks arising from disputes and regulatory proceedings. Such matters are subject to many uncertainties and the outcome may be difficult to predict. These uncertainties inherently affect the amount and timing of potential outflows with respect to the provisions which have been established and other contingent liabilities. In particular, these legal provisions are based on UBS AG's estimation of the likelihood of the occurrence of certain scenarios and related impact on UBS AG's financial position.
Our audit response	We obtained an understanding, evaluated the design and tested the operational effectiveness of UBS AG's key controls over the legal provision and contingencies process. Our procedures included testing UBS AG's review of the accuracy of the inputs to the estimation of the likelihood of the occurrence of certain scenarios and related impact on UBS AG's financial position. We assessed the methodologies on which the provision amounts are based, recalculated the provisions, and tested the completeness and accuracy of the underlying information. We inspected the legal analyses supporting the judgmental aspects impacted by legal interpretations. We obtained correspondence directly from external legal counsel to assess the information provided by UBS AG and followed up directly with external counsel as necessary. We also assessed UBS AG's provisions and contingent liabilities disclosure (within note 12b of UBS AG's financial statements).

Valuation of investments in subsidiaries and other participations

Area of focus	We focused on this area because of the judgments and assumptions over the valuation of the investments in subsidiaries and other participations. Investments in subsidiaries and other participations comprise directly held equity interests.
Our audit response	We obtained an understanding, evaluated the design and tested the operating effectiveness of the key controls over the valuation of investments in subsidiaries and other participations. . We tested a sample of the valuation models and the inputs used in those models. We assessed the valuation analyses on which the investment amounts are based and tested the completeness and accuracy of the underlying information. We also assessed UBS AG's disclosure (within note 16 of UBS AG's financial statements).

UBS AG standalone financial statements (audited)

EY
Building a better working world

3

Valuation of complex or illiquid trading portfolio assets and liabilities, other financial instruments and liabilities and derivative financial instruments measured at fair value

Area of focus	We focused on this area because of the complexity and judgments and assumptions over the fair valuation of financial assets and liabilities with significant unobservable inputs. This included consideration of any incremental risk arising from the impact of COVID-19 on valuation techniques and supporting external marks. The valuation techniques required judgement and were comprised of discounted cash flow and earnings-based valuation techniques. Judgmental modelling assumptions result from a range of different models or model calibrations used by market participants. Valuation inputs which were particularly complex and subjective included those with a limited degree of observability and the extrapolation, interpolation or calibration of curves using limited and proxy data points. Examples of such inputs included unobservable credit spreads and bond prices, volatility, and correlation.
Our audit response	We obtained an understanding, evaluated the design and tested the operating effectiveness of the key controls over the financial instrument valuation processes, including controls over market data inputs into valuation models, model governance, and valuation adjustments. We tested a sample of the valuation models and the inputs used in those models, using a variety of techniques, including comparing inputs to available market data. We selected a sample of positions and independently calculated estimated values and compared the values to UBS AG's recorded values. In addition, we evaluated the methodology and inputs used by the UBS AG in determining funding and credit fair value adjustments on uncollateralized derivatives and fair value option liabilities. We also assessed UBS AG's disclosure (within note 13 and 14 of UBS AG's financial statements).

EY
Building a better working world

4

IT logical access and change management controls relevant to financial reporting

Area of focus	We focused on this area because UBS AG is highly dependent on its IT systems for business processes and financial reporting. This dependency increased during the 2020 COVID-19 pandemic when UBS AG shifted to a remote working environment, with more than 95% of internal and external staff able to work concurrently on a remote basis. UBS AG continues to invest in its IT systems to meet client needs and business requirements including the effectiveness of its logical access and change management IT controls. IT implementations are complex by nature and impose risks related to the migration of data and the design and operating effectiveness of key controls that could have a significant impact on the financial statements.
Our audit response	In assessing the reliability of electronic data processing, we included specialized IT auditors as part of our audit team. Our audit procedures focused on the IT infrastructure and applications relevant to financial reporting including evaluation of the design and testing of the operating effectiveness of key IT logical access, change management and IT automated controls. Our audit procedures related to logical access included testing of user access management, privileged user access, periodic access right recertifications and user authentication controls. Our audit procedures related to change management included testing of UBS AG's program change test approach, approval of change requests as well as segregation of duties.

UBS AG standalone financial statements (audited)

EY
Building a better working world

5

Implementation of an expected credit loss (ECL) approach

Area of focus	We focused on this area because UBS AG early adopted the new Swiss accounting rules for banks according to FINMA Accounting Ordinance and FINMA Circular 2020/1. The new accounting rules require UBS AG to apply an expected credit loss (ECL) approach for non-impaired financial instruments in its standalone financial statements in addition to the existing approach for impaired financial instruments. UBS AG has chosen to apply in its standalone financial statements the ECL approach which is applied in its consolidated financial statements under the International Financial Reporting Standards (IFRS). This approach follows IFRS 9 Financial Instruments and is complex due to the highly judgmental nature of forward-looking economic scenarios, their probability weightings and of the management overlay recognized to estimate stage 1 and stage 2 ECL.
Our audit response	We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over the ECL estimate, including UBS AG's choice of, and the probability weighting assigned to, the forward-looking economic scenarios used in measuring ECL as well as UBS AG's deliberations and evaluations related to the management overlay. We evaluated the methodologies and governance controls for developing and monitoring the economic scenarios used and the probability weightings assigned to them, and related overlay. Supported by specialists, we assessed the key macroeconomic variables used in the forward-looking scenarios, such as gross domestic product, unemployment rate, interest rates and house price indices. We also assessed UBS AG's disclosures (within note 2b, 12a, 12c and 12d of UBS AG's financial statements).

EY

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Report on other legal requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a para. 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We further confirm that the proposed appropriation of available earnings complies with Swiss law and the company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Maurice McCormick Licensed audit expert (Auditor in charge)	Bruno Patusi Licensed audit expert

UBS AG standalone regulatory information

UBS AG standalone
regulatory information

UBS AG standalone regulatory information

Key metrics of the fourth quarter of 2020

Quarterly | The table below is based on the Basel Committee on Banking Supervision (BCBS) Basel III rules. During the fourth quarter of 2020, common equity tier 1 (CET1) capital decreased by USD 1.5 billion to USD 50.3 billion, mainly due to accruals for dividends to UBS Group AG, partly offset by operating profit. Tier 1 capital decreased by USD 1.4 billion to USD 64.7 billion, primarily driven by the aforementioned decrease in CET1 capital.

Risk-weighted assets (RWA) decreased by USD 3.4 billion to USD 305.6 billion during the fourth quarter of 2020, primarily driven by decreases in market risk and operational risk RWA, partly offset by an increase in credit risk and participation RWA. Leverage ratio exposure increased by USD 6.8 billion to USD 595 billion, mainly driven by on-balance sheet exposures (excluding securities financing transactions (SFTs) and derivatives), partly offset by lower SFTs and derivatives.

Average high-quality liquid assets (HQLA) decreased by USD 4.5 billion, driven by a reduction of average cash balances due to an increase in business division funding requirements. Average total net cash outflows remained stable. p

Quarterly |

KM1: Key metrics
USD million, except where indicated
		31.12.20	30.9.20	30.6.20	31.3.20	31.12.19
Available capital (amounts)
1	Common equity tier 1 (CET1)	50,269	51,793	51,810	48,998	49,521
1a	Fully loaded ECL accounting model CET1[1]	50,266	51,791	51,808	48,994	49,518
2	Tier 1	64,699	66,145	65,361	62,382	63,893
2a	Fully loaded ECL accounting model tier 1[1]	64,696	66,143	65,359	62,379	63,891
3	Total capital	69,639	71,020	70,612	68,130	69,576
3a	Fully loaded ECL accounting model total capital[1]	69,636	71,018	70,610	68,127	69,574
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	305,575	309,019	310,752	317,621	287,999
4a	Minimum capital requirement[2]	24,446	24,722	24,860	25,410	23,040
4b	Total risk-weighted assets (pre-floor)	305,575	309,019	310,752	317,621	287,999
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	16.45	16.76	16.67	15.43	17.19
5a	Fully loaded ECL accounting model CET1 ratio (%)[1]	16.45	16.76	16.67	15.43	17.19
6	Tier 1 ratio (%)	21.17	21.40	21.03	19.64	22.19
6a	Fully loaded ECL accounting model tier 1 ratio (%)[1]	21.17	21.40	21.03	19.64	22.18
7	Total capital ratio (%)	22.79	22.98	22.72	21.45	24.16
7a	Fully loaded ECL accounting model total capital ratio (%)[1]	22.79	22.98	22.72	21.45	24.16
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.01	0.02	0.02	0.01	0.07
9a	Additional countercyclical buffer for Swiss mortgage loans (%)
10	Bank G-SIB and / or D-SIB additional requirements (%)[3]
11	Total of bank CET1-specific buffer requirements (%)	2.51	2.52	2.52	2.51	2.57
12	CET1 available after meeting the bank’s minimum capital requirements (%)	11.95	12.26	12.17	10.93	12.69
Basel III leverage ratio[4]
13	Total Basel III leverage ratio exposure measure	595,017	588,204	573,741	574,692	589,127
14	Basel III leverage ratio (%)	10.87	11.25	11.39	10.85	10.85
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	10.87	11.24	11.39	10.85	10.84
Liquidity coverage ratio[5]
15	Total HQLA	83,905	88,424	91,877	67,963	73,805
16	Total net cash outflow	52,851	52,463	52,209	48,320	53,960
17	LCR (%)	159	169	178	141	137

1 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 Swiss SRB going concern requirements and information for UBS AG standalone are provided on the following pages in this section.    4 The temporary exemption granted by FINMA in connection with COVID-19 had no net effect on UBS AG standalone. Refer to the “Introduction and basis for preparation” section of the 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, and to the next page in this section for more information.    5 Calculated based on quarterly average. Refer to “Liquidity coverage ratio” in this section for more information.

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UBS AG standalone regulatory information

Swiss SRB going and gone concern requirements and information

UBS AG standalone is considered a systemically relevant bank (an SRB) under Swiss banking law and is subject to capital regulations on a standalone basis.

The capital requirements based on RWA include a minimum CET1 capital requirement of 9.64% plus the effects from countercyclical buffers (CCyBs), and a total going concern capital requirement of 13.94% plus the effects from CCyBs. The capital requirements based on the leverage ratio denominator (the LRD) include a minimum CET1 capital requirement of 3.375% and a total going concern leverage ratio requirement of 4.875%.

CET1 and high-trigger additional tier 1 (AT1) capital instruments are eligible as going concern capital. As of 30 June 2020, the two low-trigger AT1 capital instruments, amounting to USD 2.5 billion, that were on-lent from UBS Group AG to UBS AG after the new Swiss SRB framework had been implemented, qualify as going concern capital, as agreed with the Swiss Financial Market Supervisory Authority (FINMA).

Starting from 1 January 2020, UBS AG standalone is subject to a gone concern capital requirement based on the sum of: (i) its third-party exposure on a standalone basis; (ii) a buffer requirement equal to 30% of the Group’s gone concern capital requirement on UBS AG’s consolidated exposure; and (iii) the nominal value of the gone concern instruments issued by UBS entities and held by the parent bank. A transitional period until 2024 has been granted for the buffer requirement. The gone concern capital coverage ratio reflects how much gone concern capital is available to meet the gone concern requirement. Outstanding high- and low-trigger loss-absorbing tier 2 capital instruments, non-Basel III-compliant tier 2 capital instruments and total loss-absorbing capacity (TLAC)-eligible senior unsecured debt instruments are eligible to meet gone concern requirements until one year before maturity.

FINMA granted relief concerning the regulatory capital requirements of UBS AG on a standalone basis by means of decrees issued on 20 December 2013 and 20 October 2017, the latter effective as of 1 July 2017 and partly replacing the former.

For direct and indirect investments, including holding of regulatory capital instruments of UBS AG in subsidiaries that are active in banking and finance, the FINMA decree introduced a risk-weighting approach, with a phase-in period until 1 January 2028. Starting from 1 July 2017, these investments were risk-weighted at 200%. From 1 January 2019 onward, the risk weights are being gradually raised by 5 percentage points per year for Switzerland-domiciled investments and by 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights are 250% and 400%, respectively.

In connection with COVID-19, FINMA has permitted banks to temporarily exclude central bank sight deposits from the LRD for the purpose of calculating going concern ratios. This exemption applied until 1 January 2021. Applicable dividends or similar distributions approved by shareholders after 25 March 2020 reduce the relief by the LRD equivalent of the capital distribution. This exemption had no net effect on UBS AG standalone as of 31 December 2020.

›   Refer to the “Introduction and basis for preparation” section of the 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information about the revised gone concern requirements and the COVID-19-related temporary regulatory measures

The tables below and on the next page provide details of the Swiss systematically relevant bank (SRB) RWA- and LRD-based going and gone concern requirements and information as required by FINMA; details on eligible gone concern instruments are provided on the next page.

Quarterly |

Swiss SRB going and gone concern requirements and information
As of 31.12.20	RWA, phase-in		RWA, fully applied as of 1.1.28		LRD[1]
USD million, except where indicated	in %		in %		in %
Required going concern capital
Total going concern capital	13.95[2]	42,638	13.95[2]	52,926	4.88[2]	29,007
Common equity tier 1 capital	9.65	29,499	9.65	36,616	3.38	20,082
of which: minimum capital	4.50	13,751	4.50	17,069	1.50	8,925
of which: buffer capital	5.14	15,707	5.14	19,496	1.88	11,157
of which: countercyclical buffer	0.01	41	0.01	51
Maximum additional tier 1 capital	4.30	13,140	4.30	16,310	1.50	8,925
of which: additional tier 1 capital	3.50	10,695	3.50	13,276	1.50	8,925
of which: additional tier 1 buffer capital	0.80	2,445	0.80	3,034

Eligible going concern capital
Total going concern capital	21.17	64,699	17.06	64,699	10.87	64,699
Common equity tier 1 capital	16.45	50,269	13.25	50,269	8.45	50,269
Total loss-absorbing additional tier 1 capital	4.72	14,430	3.80	14,430	2.43	14,430
of which: high-trigger loss-absorbing additional tier 1 capital	3.88	11,854	3.13	11,854	1.99	11,854
of which: low-trigger loss-absorbing additional tier 1 capital	0.84	2,575	0.68	2,575	0.43	2,575

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		305,575		379,307
Leverage ratio denominator						595,017

Required gone concern capital[3]	Higher of RWA- or LRD-based
Total gone concern loss-absorbing requirement		33,547

Eligible gone concern capital
Total gone concern loss-absorbing capacity		45,520
Gone concern coverage capital ratio	135.69

1 LRD-based requirements and the LRD presented in this table do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of the 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    2 Includes applicable add-ons of 1.08% for RWA and 0.375% for LRD.    3 From 1 January 2020 onward, a maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

p

UBS AG standalone regulatory information

Quarterly |

Swiss SRB going and gone concern information
USD million, except where indicated	31.12.20[1]	30.9.20	31.12.19

Eligible going concern capital
Total going concern capital	64,699	66,145	61,479
Total tier 1 capital	64,699	66,145	61,479
Common equity tier 1 capital	50,269	51,793	49,521
Total loss-absorbing additional tier 1 capital	14,430	14,352	11,958
of which: high-trigger loss-absorbing additional tier 1 capital	11,854	11,816	11,958
of which: low-trigger loss-absorbing additional tier 1 capital	2,575	2,536

Eligible gone concern capital
Total gone concern loss-absorbing capacity	45,520	43,236
Total tier 2 capital	7,719	7,649
of which: low-trigger loss-absorbing tier 2 capital	7,184	7,120
of which: non-Basel III-compliant tier 2 capital	535	529
TLAC-eligible senior unsecured debt	37,801	35,587

Total loss-absorbing capacity
Total loss-absorbing capacity	110,219	109,381	61,479

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets, phase-in	305,575	309,019	287,999
of which: direct and indirect investments in Switzerland-domiciled subsidiaries[1]	38,370	36,047	34,418
of which: direct and indirect investments in foreign-domiciled subsidiaries[1]	99,635	106,200	96,307
Risk-weighted assets, fully applied as of 1.1.28	379,307	386,685	374,351
of which: direct and indirect investments in Switzerland-domiciled subsidiaries[1]	45,678	42,914	41,973
of which: direct and indirect investments in foreign-domiciled subsidiaries[1]	166,058	177,000	175,104
Leverage ratio denominator[2]	595,017	588,204	589,127

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio, phase-in	21.2	21.4	23.1
of which: common equity tier 1 capital ratio, phase-in	16.5	16.8	17.2
Going concern capital ratio, fully applied as of 1.1.28	17.1	17.1	16.4
of which: common equity tier 1 capital ratio, fully applied as of 1.1.28	13.3	13.4	13.2

Leverage ratios (%)[2]
Going concern leverage ratio, phase-in			11.3
Going concern leverage ratio, fully applied as of 1.1.20	10.9	11.2	10.4
of which: common equity tier 1 leverage ratio, fully applied as of 1.1.20	8.4	8.8	8.4

Gone concern capital coverage ratio (%)
Gone concern capital coverage ratio	135.7	132.0

1 Carrying amounts for direct and indirect investments including holding of regulatory capital instruments in Switzerland-domiciled subsidiaries (31 December 2020: USD 18,271 million; 30 September 2020: USD 17,165 million; 31 December 2019: USD 16,789 million) and for direct and indirect investments including holding of regulatory capital instruments in foreign-domiciled subsidiaries (31 December 2020: USD 41,515 million; 30 September 2020: USD 44,250 million; 31 December 2019: USD 43,776 million) are risk-weighted at 210% and 240%, respectively, for the current year (31 December 2019: 205% and 220%, respectively).    2 Leverage ratio denominators (LRDs) and leverage ratios in this table do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of the 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information. The effects of the temporary exemption granted by FINMA in connection with COVID-19 are presented under “Swiss SRB going and gone concern requirements and information” in this section.

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Leverage ratio information

Quarterly |

Swiss SRB leverage ratio denominator[1]

USD billion	31.12.20	30.9.20	31.12.19

Leverage ratio denominator
Swiss GAAP total assets	509.0	499.8	478.9
Difference between Swiss GAAP and IFRS total assets	160.0	145.6	122.3
Less: derivative exposures and SFTs[2]	(271.8)	(265.7)	(220.4)
Less: funding provided to significant regulated subsidiaries eligible as gone concern capital	(20.2)	(19.5)
On-balance sheet exposures (excluding derivative exposures and SFTs)	377.0	360.2	380.8
Derivative exposures	98.2	101.4	94.8
Securities financing transactions	99.4	104.8	92.6
Off-balance sheet items	21.6	22.7	21.7
Items deducted from Swiss SRB tier 1 capital	(1.2)	(0.9)	(0.8)
Total exposures (leverage ratio denominator)	595.0	588.2	589.1

1 The temporary exemption granted by FINMA in connection with COVID-19 had no net effect on UBS AG standalone.    2 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions in this table.

p

Liquidity coverage ratio

Quarterly | In the fourth quarter of 2020, the UBS AG liquidity coverage ratio (LCR) was 159%, remaining above the prudential requirements communicated by FINMA. p

Quarterly |

Liquidity coverage ratio
	Weighted value[1]
USD billion, except where indicated	Average 4Q20[2]	Average 4Q19[2]
High-quality liquid assets	84	74
Total net cash outflows	53	54
of which: cash outflows	166	160
of which: cash inflows	113	106
Liquidity coverage ratio (%)	159	137

1 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.    2 Calculated based on an average of 63 data points in the fourth quarter of 2020 and 64 data points in the fourth quarter of 2019.

p

UBS AG standalone regulatory information

Notice to investors | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s Annual Report 2020, available at ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated on the basis of unrounded figures. Information about absolute changes between reporting periods, which is provided in text and which can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

Zurich, 05 March 2021

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in each of the following registration statements of UBS Group AG, UBS AG and their affiliates:

(1)    on Form F-3 (Registration Number 333-225551 and 333-253432), and each related prospectus currently outstanding under such registration statement,

(2)  on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; and 333-230312; 333-249143), and each related prospectus currently outstanding under any of the aforementioned registration statements,

(3)  the base prospectus of Corporate Asset Backed Corporation (CABCO) dated 23 June 2004 (Registration Number 333-111572),

(4)  the Form 8-K of CABCO dated 23 June 2004 (SEC File Number 001-13444), and

(5)  the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated 10 May 2004 (Registration Number 033-91744) and 17 May 2004 (Registration Number 033-91744-05),

of our report dated 04 March 2021, with respect to the standalone financial statements of UBS AG for the year ended 31 December 2020 included in this Report of Foreign Private Issuer (Form 6-K) dated 05 March 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young Ltd

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-225551 and 333-253432), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ Todd Tuckner___________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

UBS AG

By: _/s/ Todd Tuckner___________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

Date:  March 5, 2021